
03045213

GUS

Ref: PGC/ltop/adr1203

4 December 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA


RECEIVED
DEC 16 2003
187
PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 26 September to 3 December together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

dlw 1/6

SCHEDULE OF DOCUMENTS ISSUED
26 SEPTEMBER 2003 TO 3 DECEMBER 2003

COMPANIES HOUSE FILINGS			
•	2 October 2003	-	Forms 88(2) re allotment of shares *
•	15 October 2003	-	Forms 88(2) re allotment of shares *
•	28 October 2003	-	Forms 88(2) re allotment of shares *
•	17 November 2003	-	Forms 88(2) re allotment of shares *
•	3 December 2003	-	Forms 88(2) re allotment of shares *
•	3 December 2003	-	Forms 88(2) re allotment of shares *
•	3 December 2003	-	Forms 88(2) re allotment of shares *

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)			
•	2 October 2003	-	Acquisition
•	12 October 2003	-	OFT announcement
•	14 October 2003	-	Burberry Group trading update
•	15 October 2003	-	GUS trading update
•	28 October 2003	-	Competition Commits GUS/Littlewoods Issues
•	10 November 2003	-	GUS PLC Holding(s) in Company
•	17 November 2003	-	GUS PLC Disposal
•	17 November 2003	-	British Land Co PLC Acquisition
•	18 November 2003	-	Burberry Group PLC Appointment of New CFO
•	18 November 2003	-	Burberry Group PLC Interim Results (followed by lodging of Interim Report)
•	19 November 2003	-	GUS PLC Placing of Burberry Stake
•	19 November 2003	-	GUS PLC Result of Placing
•	19 November 2003	-	GUS PLC Stabilisation Notice
•	19 November 2003	-	Burberry Group PLC Stabilisation Notice-Replace
•	20 November 2003	-	GUS PLC Interim Results (followed by lodging of Interim Report)
•	21 November 2003	-	Additional listing
•	24 November 2003	-	Additional listing
•	25 November 2003	-	Additional listing
•	26 November 2003	-	Burberry Group PLC Holding(s) in Company
•	26 November 2003	-	Additional listing
•	27 November 2003	-	GUS PLC Further re Burberry Placing
•	27 November 2003	-	Additional listing
•	28 November 2003	-	Additional listing
•	28 November 2003	-	Director shareholding

•	1 December 2003	-	Additional listing
•	2 December 2003	-	Additional listing
•	3 December 2003	-	Additional listing
•	3 December 2003	-	Burberry Group PLC Holding(s) in Company
•	3 December 2003	-	Block listing return

PAUL COOPER
4 DECEMBER 2003

82 5017

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

2 October 2003


PROCESSING
DEC 16 2003
187
SECTION

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

)ate or period during which ha[illegible] were allotted *(f shares were allotted on one date ·nter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	10	09	2003			

:lass of shares *ordinary or preference etc)*	Ordinary		
Jumber allotted	1,331		
Jominal value of each share	25p		
\mount (if any) paid or due on each :hare *(including any share premium)*	£3.7570		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which ıe shares were allotted *(This information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard LONDON	Ordinary	1,331
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,331
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned Dawn Marks. **Date** 2 October 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/3381 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

)ate or period during which ha● were allotted
If shares were allotted on one date *ınter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	16	09	2003			

:lass of shares *ordinary or preference etc)*	Ordinary		
Jumber allotted	5,779		
Jominal value of each share	25p		
\mount (if any) paid or due on each ;hare *(including any share premium)*	£6.1270		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly tamped particulars on Form 88(3) if the :ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	5,779
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,779
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris Date 2 October 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,	
Devonshire House, Manchester, M60 1XA	
ESP-EXEC./VAM/3452	Tel: 0161 273 8282
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	27,369	2,421	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached list Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 29,790
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 6

Signed David Morris Date 2 October 2002

A director / secretary / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA
ESP/Ex-C/CS/8268 Tel 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22,655	2,059	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 24,714
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed Dana Morris **Date** 2 October 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

Tel 0161 273 8282

DX number DX exchange

EXEMPTION No: 82 5017



Ref: PGC/klf

15 October 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	31,239	4,289	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Please see attached list Address UK Postcode	Class of shares allotted: Ordinary	Number allotted: 35,528
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 14

Signed David Morris Date 15 October 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	48,963	29,096	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.53	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 78,059
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 78,059

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris Date 15 October 2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/3744 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	18,352	19,251	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.53	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 37,603
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 37,603

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned David Mapps **Date** 15 October 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/3743 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	02	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,737	3,698	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 22,435
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 9

Signed [signature] Date 15 October 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

Tel 0161 273 8282

DX number DX exchange

Ref: chcorres.pgc.roc88(2)s

28 October 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


MAIL PROCESSING
RECEIVED
DEC 16 2003
WASH. D.C.
187
SECTION



GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,854	7,595	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address: 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 14,449
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,449

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Laura Morris **Date** 27 October 2003

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB./3847 Tel: 0161 273 8282
DX number DX exchange

• PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,423		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,423
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,423

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 27 October 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/3802 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9222	13455	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	612.7p	653.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 22,677
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 22,677

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris **Date** 27 October 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E3812 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number 146575

:ompany name in full GUS plc

;hares allotted (including bonus shares):

)ate or period during which ha were allotted
If shares were allotted on one date ınter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	10	2003			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
ɿumber allotted	23,794	7,347	3,527
ɿominal value of each share	25p	25p	25p
\mount (if any) paid or due on each ;hare *(including any share premium)*	£6.5300	£6.1270	£3.7670

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

⁄₀ that each share is to be reated as paid up

:onsideration for which ıe shares were allotted
This information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	34,668
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	34,668
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned David Morris Date 27 October 2003

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,	
Devonshire House, Manchester, M60 1XA	
ESP-EXEC./NB3835	Tel: 0161 273 8282
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3690		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name Mrs.Orla Kinsella Address 40 Aughavannagh Road Crumlin, Dublin 12, Ireland	ORDINARY	122
Name Ms.Martina Buggle Address 86 Arthur Griffith Pk, Lucan, Co Dublin, Ireland	ORDINARY	545
Name Mrs.Jackie Rafferty Address 25 Parkhill Green, Kilnamanagh, Tallaght, Dublin 24, Ireland	ORDINARY	136
Name Mrs.Mary Donnellan Address 21 Woodford View, Monastery Road, Clondalkin, Dublin 22, Ireland	ORDINARY	273
Name Mrs.Anne Doyle Address 14 Devenish Gardens, Kimmage, Dublin 12, Ireland	ORDINARY	136
Name Ms.Mary Maleady Address 11 Castlefield Way, Knocklyon, Dublin 16, Ireland	ORDINARY	273
Name Ms.Jennifer Byrne Address 19 Abbey Court, Killester, Dublin 5, Ireland	ORDINARY	273

	Class of shares Allotted	Number
Address 36 St Nicholas Village, Mornington, Drogheda, Co Louth, Ireland	ORDINARY	682
Name MsJanet Doyle Address 78 Hillsbrook Avenue, Perrystown, Dublin 12, Ireland	ORDINARY	1024
Name Ms.Claire Hyland Address 7 The Close, Woodpark, Ballinteer, Dublin 16, Ireland	ORDINARY	226

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Martin **Date** 27 October 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel 0161 277 4064

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

;ompany Number	146575
;ompany name in full	GUS Plc
	1 of 1

;hares allotted (including bonus shares):

)ate or period during which
ha[illegible] were allotted
'f shares were allotted on one date
'nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	10	2003			

;lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	43,450	6,591	
lominal value of each share	25p	25p	
\mount (if any) paid or due on each ;hare *(including any share premium)*	384p	523p	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be reated as paid up			

;onsideration for which
ıe shares were allotted
This information must be supported by
ıe duly stamped contract or by the duly
;tamped particulars on Form 88(3) if the
;ontract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached list Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 50,041
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 13

Signed David Morris Date 27 October 2003

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which ha were allotted *f shares were allotted on one date nter that date in the "from" box.)*	16	10	2003			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	4,131	2,671	19,331
lominal value of each share	25p	25p	25p
mount (if any) paid or due on each hare *(including any share premium)*	£3.7570	£6.1270	£6.530

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

: the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be eated as paid up			

:onsideration for which e shares were allotted
"his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address: 20 Moorgate	Ordinary	26,133
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	26,133
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris Date 27 October 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC./HF3858 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

)ate or period during which ha[illegible] were allotted (*'f shares were allotted on one date 'nter that date in the "from" box.*)	From Day	From Month	From Year	To Day	To Month	To Year
	20	10	2003			

:lass of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
١umber allotted	9,902	28,739	
١ominal value of each share	25p	25p	
١mount (if any) paid or due on each :hare (*including any share premium*)	£6.1270	£6.5300	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted
(This information must be supported by he duly stamped contract or by the duly :tamped particulars on Form 88(3) if the :ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	38,641
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	38,641
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned David Morris Date 27 October 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC./HF3896 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,957	8,967	21,746
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.1270	£3.7570

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	49,670
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	49,670
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned David Morris Date 20 October 2007

A director / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,	
Devonshire House, Manchester, M60 1XA	
ESP-EXEC./NB3872	Tel: 0161 273 8282
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

)ate or period during which :ha[illegible] were allotted *If shares were allotted on one date :nter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	21	10	2003			

:lass of shares *ordinary or preference etc)*	Ordinary		
\umber allotted	1,807		
\ominal value of each share	25p		
\mount (if any) paid or due on each ;hare *(including any share premium)*	£6.5300		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f t[illegible]e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly :tamped particulars on Form 88(3) if the :ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address: 20 Moorgate	Ordinary	1,807
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,807
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Dara Morris Date 28 October 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SK/3933 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)ate or period during which ha[illegible] were allotted *If [illegible]es were allotted on one date ·nter that date in the "from" box.)*	22	10	2003			

:lass of shares *ordinary or preference etc)*	Ordinary		
lumber allotted	343		
lominal value of each share	25p		
ımount (if any) paid or due on each hare *(including any share premium)*	653.00p		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

I t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be 'eated as paid up			

:onsideration for which ıe shares were allotted *(This information must be supported by ıe duly stamped contract or by the duly :amped particulars on Form 88(3) if the ontract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	343
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	343
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris Date 28 October 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./AM3930 Tel: 0161 273 8282
DX number DX exchange

82 5017

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Ref: chcorres.pgc.roc88(2)s

17 November 2003


DEC 16 2003
187

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	44,767	8,676	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 53,443
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 19

Signed Dara Morris Date 3i October 2001

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,670	8,200	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	15,870
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 15,870

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris Date 17 November 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/3977 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number | 146575

Company name in full | GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,348	2,142	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.1270	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	7,390
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,390
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris Date 17 November 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/3983 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	27	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	184		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.23		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Liam O'Shea Address: Byways Killincarrig Cross Greystones Co Wicklow Ireland UK Postcode	Class of shares allotted Ordinary	Number allotted 184
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : *

Signed David Morris Date 17 November 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Ex-C/ST/8463 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	30	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	72,072	9,099	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached list	Class of shares allotted: Ordinary	Number allotted: 81,171
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 22

igned David Morris. Date 17 November 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, lephone number and, if available, DX number and Exchange of the ərson Companies House should ontact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	873		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	873
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	873
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned David Morris Date 17 November 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HF4032 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number | 146575

Company name in full | GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3579		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	653.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3579
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3579

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned David Morris **Date** 17 November 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E4128 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number 146575

:ompany name in full GUS plc

;hares allotted (including bonus shares):

)at r period during which hares were allotted
If shares were allotted on one date ·nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	11	2003			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	
Jumber allotted	196	4,911	
Jominal value of each share	25p	25p	
\mount (if any) paid or due on each ;hare *(including any share premium)*	£6.1270	£6.5300	

.is he names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up

:onsideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly ;tamped particulars on Form 88(3) if the :ontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	5,107
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,107
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Dara Morris **Date** 17 November 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/4140 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	56,049	7,416	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	Please see attached list	Ordinary	63,465
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 17

Signed *[signature]* Date 17 November 200[illegible]

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA

Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	259,413	29,603	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address Please see attached list	Ordinary	289,016
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ~~30~~ 59

Signed Dana Mayers Date 17 November 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA

Tel 0161 273 8282

DX number DX exchange

EXEMPTION NO: 82 5017



Ref: chcorres.pgc.roc88(2)s

3 December 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


PROCESSING
DEC 16 2003
187
SECTION

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,179		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5497	4574	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	653.0p	675.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,995	3,411	10,869
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	£6.5300

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	240,877	25,349	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,739	1,774	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	18,513
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	18,513
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Tyler Date 2 December 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/4342 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	91,446	109,352	4,594
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	£6.5300

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 205,392
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 205,392

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Tyler **Date** 2 December 2003

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/HB/4363 Tel: 0161 273 8282
DX number DX exchange

82 5017

Ref: chcorres.pgc.roc88(2)s

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

3 December 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


RECEIVED
PROCESSING
DEC 16 2003
WASH. D.C.
187
SECTION

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	25	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.757p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr David Dennison Address 22 Wadeson Way, Croft Warrington, Cheshire UK Postcode WA3 7JP	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 3 December

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SW/4403 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number 146575

:ompany name in full GUS plc

;hares allotted (including bonus shares):

)ate or period during which hares were allotted
If shares were allotted on one date :nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	11	2003			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	
lumber allotted	344	5,027	
lominal value of each share	25p	25p	
\mount (if any) paid or due on each :hare *(including any share premium)*	6.1270p	6.5300	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which ıe shares were allotted
This information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,371
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,371

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 3 December 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SK/4417 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	113,522	13,569	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address: Please see attached list UK Postcode	Class of shares allotted Ordinary	Number allotted 127,091
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 31

Signed  Date 3 December 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA

Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

	From			To		
)ate of period during which hares were allotted *'f shares were allotted on one date nter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	28	11	2003			

:lass of shares *ordinary or preference etc)*	Ordinary		
lumber allotted	81,737		
lominal value of each share	25p		
ımount (if any) paid or due on each hare *(including any share premium)*	£4.2820		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be 'eated as paid up			
:onsideration for which ıe shares were allotted *This information must be supported by ıe duly stamped contract or by the duly 'amped particulars on Form 88(3) if the ontract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	81,737
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	81,737
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed 

Date 3 December 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/4443 Tel: 0161 273 8282
DX number DX exchange

Ref: chcorres.pgc.roc88(2)s

3 December 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ



SEC MAIL PROCESSING
RECEIVED
DEC 16 2003
WASH, D.C. 187 SECTION

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,244	2,488	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,732
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,732

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Dana Morris Date 21 November 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HF4213 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
20	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1081		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name Ms. Ruth Smith Address 16 Hazel Lawn Blanchardstown, Dublin 15, Ireland	ORDINARY	562
Name Ms. Linda Houlihan Address 19 Charlestown Park, Meakstown, Dublin 11, Ireland	ORDINARY	281
Name Ms. Elaine McGrath Address 22 Beechdale, Dunboyne, County Meath, Ireland	ORDINARY	238

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 21 November 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel 0161 277 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,332	2,043	7,103
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	£6.5300

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 17,478
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,478

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Tyler **Date** 2 December 2003

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/4343 Tel: 0161 273 8282
DX number DX exchange

Exemption no.: 82 5017

RNS Number:4413Q

GUS PLC
02 October 2003

2 October 2003

GUS plc



PROCESSING
DEC 1 6 2003
WASH.

Acquisition by FARES JV

GUS plc today announces that First American Real Estate Solutions LLC (FARES), which is Experian's 20% owned joint venture in the United States, has acquired Transamerica Finance Corporation's real estate tax service and flood hazard certification businesses. The net purchase price is $375m in cash, of which GUS will contribute $75m. The balance will come from The First American Corporation (NYSE:FAF), which owns 80% of the FARES joint venture.

Don Robert, Chief Executive Officer of Experian North America, commented:

"Transamerica's tax and flood services fit ideally with the existing activities of FARES. The scale and market leadership of the combined operations will allow us to serve better the mortgage lending community and provide the most comprehensive and accurate bundle of information products and services.

"In addition, this acquisition and the operating synergies available over time are expected to be a major factor offsetting the impact on the profit of FARES of the current slowdown in the mortgage refinancing market."

Transamerica businesses

The acquired Transamerica businesses provide real estate tax services and flood hazard certification in the United States.

The tax business accounts for roughly 80% of sales. It provides services to mortgage lenders to help them ensure that property taxes are monitored and paid on the real estate securing their loans. This service generates revenue over the life of the loans. The flood business certifies the location of properties in flood zones for insurance companies and mortgage lenders, primarily at the time of loan origination.

In the year to December 2002, sales of the acquired businesses were $245m. Pre-tax earnings were $66m, up from $37m in the prior year. The strong performance has continued throughout 2003

Rationale for acquisition

The acquired Transamerica businesses will complement the activities of FARES, which also offers flood and tax services (about 40% of sales), as well as real estate

information database services, mortgage credit information and mortgage default management.

The acquisition will reinforce FARES' market leadership in both tax and flood services. Significant cost synergies are expected that will result in additional pre-tax profit in excess of $50 million on an annualised basis. These synergies will be realised over the next 18 months as integration is completed.

Enquiries

GUS

David Tyler	Finance Director	0207495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

The First American Corporation will host a teleconference to discuss this transaction in more detail on Thursday 2 October 2003, at 11am EDT time (4pm UK time). The dial-in number is (001) 888 955-3516 and the pass code is FIRST AMERICAN. The live audio webcast of the call will be available on First American's web site at www.firstam.com/investor. An audio replay of the conference call will be available until 6 October 2003, by dialling (001) 402 998-1800. An audio archive of the call will also be available for replay on First American's web site.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

Notes to Editors

About FARES

In December 1997, Experian contributed its US property databases to First American Real Estate Solutions LLC (FARES), a subsidiary of The First American Corporation. This was in return for a 20% share in the enlarged FARES. Experian accounts for FARES as an associate, consolidating its 20% share of FARES profits, but no sales.

About The First American Corporation

The First American Corporation, a Fortune 500 company and the nation's leading diversified provider of business information, supplies businesses and consumers with information resources in connection with the major economic events of people's lives, such as getting a job; renting an apartment; buying a car, house, boat or airplane; securing a mortgage; opening or buying a business; and planning for retirement. The First American Family of Companies, many of which command leading market share positions in their respective industries, operate within seven primary business

segments including: Title Insurance and Services, Specialty Insurance, Trust and Other Services, Mortgage Information, Property Information, Credit Information and Screening Information. With revenues of $4.7billion in 2002, First American has nearly 25,000 employees in approximately 1,400 offices throughout the United States and abroad.

About Experian

Experian provides strategic support to organisations around the world. It helps its clients target, acquire, manage and develop profitable customer relationships. It does this by combining its advanced decision support and outsourcing services with information on consumers, businesses, motor vehicles and property. Experian works with more than 40,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retail and catalogue, automotive, manufacturing, leisure, utilities, property, e-commerce and government. Millions of consumers rely on Experian's consumer credit services to meet their financial management needs. Experian is a subsidiary of GUS plc and has headquarters in Nottingham, UK, and Costa Mesa, California.

About GUS

GUS is a retail and business services group. It provides information and customer relationship management services through Experian, general merchandise through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group plc.

Document No: 82 5017

RNS Number:6058Q
Office of Fair Trading
07 October 2003

Report under Section 125 (4) of the Fair Trading Act 1973 (the Act) of the OFT's advice dated 18 September 2003 to the Secretary of State for Trade and Industry under Section 76 of the Act.

The Chairman has published his advice on the acquisition by March UK Limited, an Associate of Littlewoods Limited, of the Home Shopping and Home Delivery Businesses of GUS plc which was referred by the Secretary of State to the Competition Commission on 26 September 2003. This advice can be found on the Office of Fair Trading's website at www.oft.gov.uk and will also appear in the Office's Weekly Gazette.

Burberry Group plc

First Half Trading Update

14 October 2003.

Burberry Group plc reports on trading for the first half ended 30 September 2003.

Highlights

- Total revenues increased by 17%, 16% underlying*
- Retail sales up 20% on an underlying basis, driven by new stores
- Wholesale sales increased 14% (13% underlying) reflecting double digit growth for the Autumn/Winter 2003 season
- Licensing revenue up 15% underlying, 13% reported

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "Burberry traded strongly in the first half as the improved conditions at the end of the first quarter continued. Our retail investment, geographic expansion and product development strategies continue to deliver excellent results. With this performance, Burberry's trading is clearly in line with market expectations for the financial year."

Total revenues

Total revenues in the first half increased by 17% (17% at constant exchange rates), or 16% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Korea acquisition) compared to the same period last year.

Retail

Total retail sales increased by 25% (boosted by the Korea acquisition) and accounted for approximately 33% of total revenue in the half. On an underlying basis, retail sales increased by 20%. This growth was driven by new stores with a marginal contribution from existing stores. Throughout the period, the US was consistently the best performing market. Burberry's other markets generally experienced varying degrees of recovery during the half.

The Company opened three Burberry stores in the period, in Milan, Tyson's Corner (Virginia) and a second store in Las Vegas. Burberry remains on schedule to open six additional stores during the second half of 2003/04, resulting in selling space expansion in excess of 10% for the financial year. In addition, the Company today announced the first Burberry store in Russia. The 5,000 square foot Moscow store will be operated by a third party and is scheduled to open in early 2004.

Wholesale

Total wholesale sales increased by 14% during the half, driven by double-digit gains for the Autumn/Winter 2003 season. This increase resulted from solid growth across all regions. Notably, sales growth resumed in Spain, reflecting repositioning efforts in that market. On an underlying basis, wholesale sales increased by 13%.

On the basis of orders received to date, Burberry anticipates mid to high single-digit wholesale sales growth for the Spring/Summer 2004 season. The majority of spring/summer merchandise is shipped in the fourth quarter of each financial year.

Licensing

Total licensing revenues in the half increased by 15% on an underlying basis, and 13% reported. Licensing revenues from the Japanese market reflected increases in certain royalty rates and single-digit volume gains. The volume gain is encouraging in the context of the strong growth achieved in the comparable period last year and the lacklustre economic environment. Licensing revenue also benefited from strong sales gains by global product licensees, including fragrances, eyewear and children's apparel. Burberry anticipates a lower rate of licensing revenue growth over the balance of the year.

In close cooperation with Burberry, the Company's licensing partner in Japan recently announced plans to open a second Burberry store in Tokyo. The 6,000 square foot store will be located in the Omotesando district and is scheduled to open in April 2004.

Burberry will announce interim results on 18 November and provide a trading update on third quarter sales on 13 January 2004.

Enquiries:

Burberry	020 7968 0411
Mike Metcalf	COO and CFO
Matt McEvoy	Strategy and IR
Brunswick	020 7404 5959
Susan Gilchrist	
Sophie Fitton	

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Certain statements made in this trading update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

82-5017

Exemption number 82-5017


RECEIVED
DEC 16 2003
PROCESSING
SECTION
187

REG-GUS PLC Trading Statement Released: 15/10/2003

RNS Number:9103Q
GUS PLC
15 October 2003

First Half Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"GUS has completed a successful first half, with good momentum in all of our businesses. We therefore expect interim profits to be ahead of market expectations. Despite challenging conditions in some of our markets, we look forward with confidence to the second half of the year and beyond."

Argos Retail Group (ARG)

% change in sales year on year

Six months to 30 September 2003		
Argos(1)	- total	14
	- like-for-like	7

Seven months to 30 September 2003

Homebase	- total	4
	- like-for-like	2

----

1. Excludes Argos Additions

Argos

Argos again significantly outperformed its market in the first half of the year. It increased sales by 14% in total, with new stores contributing 7% of this. Like-for-like sales increased by 7%. Consumer electronics, mobile phones, bedding, textiles and toys performed particularly strongly.

Argos Direct, the delivery to home operation, grew sales by 33% and accounted for 23% of sales (up from 20% in the first half of last year).

Gross margins at Argos were slightly up, with the impact of mix and a more promotional trading stance funded by continued buying benefits.

Homebase

Homebase is making considerable progress in strengthening its business and building a platform for future growth. It is investing in initiatives to improve customer service and store standards. There are now 52 stores with mezzanine floors, an increase of 16 since the start of the period. A new home furnishings range, called mi Home, began trials in ten stores. Homebase personal loans were launched in April 2003 and the new store card was introduced last week.

Sales at Homebase in the seven months to 30 September 2003 grew by 4% in total, or 2% like-for-like. This was driven by good performances from garden, kitchens and bathrooms. Gross margins were in line year-on-year.

Disposal of Home shopping and Reality

On 27 May 2003, GUS announced the disposal of its Home shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business. The disposal was unconditional in the United Kingdom. Disposal proceeds of £410m were received that day and a further £40m at the end of July following regulatory clearance of the Irish and Swedish disposals. The balance of about £140m is payable in May 2006.

To aid investors, the appendix includes a restatement of the sales and profits of ARG and GUS, separating out discontinued activities for the first half of last year. It also includes the split of sales and operating profit at Homebase between the first and second half of the year to 28 February 2003.

Experian

% change in sales year on year for the six months to 30 September 2003

	Total	Total at constant exchange rates
Experian North America	3	10
Experian International	23	18
Global Experian	10	13

Experian increased its worldwide sales by 13% at constant exchange rates, showing double-digit growth in both North America and International. It continued to win new contracts in all major business areas, while improving productivity and operating efficiencies to drive further profit growth.

Experian North America

In dollars, Experian North America grew sales by 10% in the first half.

Credit Information and Credit Solutions together generated double-digit sales growth, boosted by the mortgage sector. As anticipated, this slowed towards the end of the period. Consumer Direct's sales grew by over 60% year-on-year. An additional seven affiliate bureaux were purchased in the first half, bringing the total to 18.

Marketing Information and Marketing Solutions sales together were slightly ahead of last year, driven by increased sales in database management and in the financial services sector. However, the operating environment in the direct marketing industry remained difficult throughout the half.

FARES, the real estate information joint venture, had a record six months. The recent acquisition of Transamerica's tax and flood service businesses is expected to be a major factor offsetting the impact on the profit of FARES of the current slowdown in the mortgage refinancing market.

Experian International

Experian International, which accounts for over 40% of worldwide revenue, grew sales by 18% in the first half at constant exchange rates. Acquisitions, mainly Nordic Info Group and the outstanding interests in Scorex, contributed 11% of this growth. Underlying sales in the UK continued to grow at double-digit rates.

Excluding acquisitions, Credit Information and Credit Solutions sales both achieved strong growth, driven by high demand for value-added products throughout the region and for credit information in Spain and France in particular. Activities within Marketing Information and Marketing Solutions also grew strongly, especially in business-to-business marketing and the insurance sector. Outsourcing sales remain below those of last year, caused by the previously anticipated completion of a three-year contract with one client in France.

Experian recently signed a five-year contract with Marks & Spencer to support the national launch of its '&more' credit and loyalty card, in addition to renewing a four-year partnership with Morgan Stanley for credit card account processing services. Experian has also recently launched CreditExpert, the UK's first direct-to-consumer on-line credit report service. This provides an alert service for the early detection of identity theft and unlimited on-line credit report monitoring.

Burberry

Following the partial IPO of Burberry Group plc, GUS retains a 77% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 14 October 2003.

% change in sales year on year for the six months to 30 September 2003

Total	17
Total at constant exchange rates	17

Total sales in the first half increased by 17%, or by 16% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Korea acquisition in July 2002).

Total Retail sales increased by 25%, or by 20% on an underlying basis, driven by new stores with a marginal contribution from existing stores. Burberry opened three stores in the period in Milan, Tyson's Corner (Virginia) and a second store in Las Vegas.

Total Wholesale sales increased by 14%, or by 13% on an underlying basis, reflecting double-digit gains for the Autumn/Winter 2003 season, including a resumption of growth in Spain. On the basis of orders received to date, Burberry anticipates mid to high single-digit wholesale sales growth for the Spring/ Summer 2004 season.

Total Licensing revenues in the first half increased by 13%, or by 15% on an underlying basis. Licensing revenues from the Japanese market reflected increases in certain royalty rates and single-digit volume gains. Licensing revenue also benefited from strong sales gains by global product licensees, including fragrances, eyewear and childrens' apparel.

Future announcements

GUS will announce its interim results for the six months to 30 September 2003 on 20 November 2003. Its Third Quarter Trading Update will be on 14 January 2004.

Enquiries

GUS
David Tyler Finance Director 020 7495 0070
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

GUS announcements are available on its website www.gusplc.com.
There will be a conference call to discuss this update at 3pm today, with a recording available later on the GUS website.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

APPENDIX

Homebase - Split of sales and operating profit by half

£m	Seven months to 30 September 2002	Five months to 28 February 2003	Year to 28 February 2003
Sales	896	548	1,444
Operating profit	77.4	24.2	101.6

ARG - Restated sales and operating profit

The Home shopping and Reality businesses were sold in May 2003. The tables below restate sales and profits for the six months to 30 September 2002 between continuing and discontinued activities.

Sales

Six months to 30 September 2002 £m	As reported	Restated
Argos	1,284	1,218
Home Shopping UK & Ireland	704	-
Financial Services	14	14
Home Shopping Continental Europe	128	107
Continuing activities	2,130	1,339
Discontinued activities	-	791
Total	2,130	2,130

Operating profit

Six months to 30 September 2002 £m	As reported	Restated
Argos	52.1	58.0
Home Shopping UK & Ireland	9.5	-
Financial Services	2.2	(6.2)
Home Shopping Continental Europe	12.4	10.7
Continuing activities	76.2	62.5
Discontinued activities	-	13.7
Total	76.2	76.2

GUS - Restated sales and operating profit

Six months to 30 September 2002 £m	Sales	Operating profit
ARG	1,339	62.5
Experian	578	118.1
Burberry	274	55.1
Other	56	19.8
Continuing activities	2,247	255.5
Discontinued activities (ARG)	791	13.7
Total	3,038	269.2
Net interest		(22.4)
Profit before amortisation of goodwill, exceptional items and taxation		246.8

Exemption number 82-5017

REG-Competition Commissn GUS/Littlewoods Issues Released: 27/10/2003
RNS Number:3117R
Competition Commission
27 October 2003

INQUIRY INTO THE ACQUISITION BY MARCH UK LTD OF THE HOME SHOPPING AND HOME DELIVERY BUSINESSES OF GUS PLC
Statement of Issues

The Competition Commission has sent an issues letter, to March UK, as part of its inquiry into the recent acquisition of the home shopping and home delivery businesses of GUS.

Such letters are always sent before the Commission has reached any conclusions and are designed to highlight matters that have been identified for further consideration. This statement is being made public to give interested parties the opportunity to bring to the Commission's attention, in the next two weeks, any further points that they wish to raise. The Commission has reached no conclusions about whether any matters operate or may be expected to operate against the public interest and will not do so until after it has discussed these issues with the parties concerned.

The issues that the Commission intends to consider are:

a) The appropriate definition of the economic markets affected by the acquisition, in particular:
- whether there is a single market (or a distinct segment of a market) for providers of agency mail order, or whether they are part of a wider market;
- if they are, whether that wider market includes:
- other forms of mail order; and/or
- other forms of home shopping; and /or
- other forms of retail sales; and/or
- access to credit; and,
- whether there is scope for substitution at the boundaries of any of the markets identified.
- Whether there is a single market (or a distinct segment of a market) for providers of home delivery services, or whether they are part of a wider market;
- if they are, whether that wider market includes:
- other forms of delivery; and/or
- is confined to delivery of parcels
- within particular weight ranges; and/or
- to particular types of destination; and /or
- within a particular price range or level of service; and
- whether there is scope for substitution at the boundaries of any of the markets identified.
- Whether the relevant geographic markets for mail order and home delivery are the same or different; and
- whether, for one or both, it is the UK, or whether it is part of a wider or a narrower market.
- Whether competitive pressures from outside the relevant markets (however

defined) provide effective constraints on the behaviour of the parties operating within them; and
- whether any of the factors referred to above - and, if so, to what extent - have changed in recent years.

b) Whether the acquisition is likely to affect competition in any of the markets identified, and, in particular:

- whether Littlewoods and GUS home shopping competed - before the acquisition by March - for business in agency and/or direct mail order and/or home delivery services; and, if so
- whether the acquisition can be expected substantially to lessen that competition;
- whether, as a consequence, it is likely to lead ultimately to a significant
- rise in prices,
- reduction in the range of products or services offered,
- reduction in innovation,
- reduction in credit facilities provided, or
- reduction in quality, or levels of service, for all, or at least some, customers, in the relevant markets - compared with what would otherwise have occurred;
- whether any features of the markets - such as links between home shopping providers and distributors - restrict competition;
- whether, as a result of the market conditions created by the acquisition, other UK providers of home shopping and/or home delivery would be seriously weakened;
- whether any practices - such as price discrimination, bundling credit arrangements with goods ordered, or predatory pricing - may be expected to come into existence or be exacerbated as a result of the acquisition;
- whether the vertically integrated nature of Littlewoods' and March's business is likely to be enhanced by the acquisition, with consequent implications for competition;
- whether other aspects of the acquisition could be expected to be to the detriment of customers or competitors; and
- whether any potentially unwelcome consequences of the acquisition might be constrained sufficiently to avoid detriment to the public interest:
- by customers' ability to find alternative supply of such services in the UK; or
- particularly for home delivery services, by their having sufficient buyer power;
- whether as a consequence of lessening competition, following the acquisition, the competitive position of suppliers to agency and/or direct mail retailers may be affected adversely; and
- whether access to such suppliers by competitors of the merged parties may be affected adversely.

(c) Whether there are significant barriers to entry or expansion in the relevant markets, such as:

- high capital and start-up costs, for example in the recruitment of agents;
- economies of scale, such as advantages in being able to offer a very wide range of products or a nation-wide service, in contracting with suppliers, or in establishing a delivery and collection network;
- access to customer lists;
- economies of scope from operating in related markets; or
- an expectation that existing firms will respond aggressively to new entry or expansion; and
- whether the acquisition may be expected to raise or lower such barriers.

(d) Whether technological progress in the market in the next five years, such as the rapid growth of electronic ordering, is likely to effect competition, and if so, how; and whether there are identifiable trends in the development of the relevant markets that might affect competition in the future.

(e) Whether there are likely to be benefits to the public interest from the acquisition; if so:

- what are they likely to be;
- to whom will they accrue; and
- whether they can be achieved only as a result of the acquisition;

The Commission also intends to explore what would have happened in the areas of home shopping and home delivery, had the acquisition not occurred – in particular:

- the implications for the level of competition in agency and direct mail order and the home delivery business in the absence of the acquisition, taking into account:
  - GUS's plans for the home shopping business had it not been disposed, and
  - other possible buyers of the business.

Notes to Editors

1. The reference was made by the Secretary of State for Trade and Industry, under sections 64(8) of the Fair Trading Act 1973, on 25 September 2003 (see DTI news release P/2003/487).

2. No conclusion will be reached about whether any matters operate or may be expected to operate against the public interest until the Competition Commission submits its report to the Secretary of State on 23 December, 2003. It will subsequently be published.

3. This inquiry is being undertaken by a group of five Commission members and is led by Peter Freeman, one of the Commission's deputy chairmen. The other members are Alan Gregory, Professor of Corporate Finance at the University of Exeter, Bruce Lyons, Professor of Economics at the University of East Anglia, Robert Turgoose,

formally a corporate finance partner in PricewaterhouseCoopers, and Alan Young, a Director of the consultancy firm Webster Young Limited.

4. Further information can be obtained from the Commission's website at www.competition-commission.org.uk

5. Enquiries should be directed to Francis Royle, Press Officer (020 7271 0242).

82 5017


DEC 16 2003
187
SECTION

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

Ref: PGC/19rns03

10 November 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	096342
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a notification, dated 6 November 2003, from Barclays PLC, pursuant to Sections 198 to 208 of the Companies Act 1985, advising that as at 5 November 2003, Barclays PLC, through thirteen legal entities named in the notification, now has a notifiable interest in 40,691,907 ordinary shares of 25p in GUS. This holding represents 4.02% of the issued ordinary share capital of GUS.

Exemption number 82-5017
REG-GUS PLC Disposal Released: 17/11/2003

RNS Number:1577S
GUS PLC
17 November 2003

GUS plc

Disposal of Property JV

GUS plc today announces that it has sold its 50% equity stake in its property joint venture to The British Land Company PLC, its joint venture partner, for £120m. In addition, GUS has received £43m from the repayment of loans it had made to the joint venture. The disposal will result in a small exceptional loss in the year to March 2004 of about £5m. The proceeds will be used to pay down debt.

John Peace, Chief Executive of GUS plc, commented:
"Since 2000, we have been refocusing GUS on our chosen growth businesses. The disposal of our property joint venture is a further natural step in this process."

Enquiries:

GUS
David Tyler, Finance Director 020 7495 0070
Fay Dodds, Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

Exemption number 82-5017
REG-British Land Co PLC Acquisition Released: 17/11/2003

RNS Number:1605S
British Land Co PLC
17 November 2003

BRITISH LAND PURCHASES OUTSTANDING 50% INTEREST IN BL UNIVERSAL PLC FROM GUS PLC

The British Land Company PLC announces the £120 million purchase of the 50% share owned by GUS PLC in the BL Universal PLC joint venture. Net assets of BL Universal PLC at 30th September 2003 were £272.2 million. Gross property assets at 30th September 2003 were £761.2 million and the net annual income £50.3 million. At the same time BL Universal PLC has repaid a shareholder loan of £43 million to GUS PLC. British Land will fund the purchase from its existing cash resources.

The portfolio totals 101 properties. It is 80% retail, (shops 40%, retail warehousing 30%, supermarkets 10%) and 20% offices.

The joint venture was established in February 1997, when it acquired 982 properties from the GUS group. Since then, it has sold or relinquished 894 properties and has reinvested the proceeds primarily in retail parks, as well as using the proceeds to repay debt and return cash to the partners.

British Land now owns 100% of the resultant portfolio of prime, modern property which it specifically selected for the joint venture because of its growth potential.

CONTACTS
The British Land Company PLC
Cyril Metliss) tel: 020 7467 2822

Finsbury Limited
Edward Orlebar) tel: 020 7251 3801
Faeth Birch)

Exemption number 82-5017
REG-Burberry Group PLC Appointment of New CFO Released: 18/11/2003

RNS Number:1746S
Burberry Group PLC
18 November 2003


PROCESSING
SECTION

Burberry Group plc

Board Changes

Burberry appoints a new Chief Financial Officer

London, November 18, 2003 - Burberry Group plc is pleased to announce the appointment of Stacey Cartwright as Chief Financial Officer. She will join Burberry with effect from 1st March 2004.

Prior to joining Burberry, Stacey was the Chief Financial Officer of Egg Plc, the FTSE 150 financial services provider which was floated on the London Stock Exchange in June 2000. Previously she spent eleven years at Granada Group Plc in a variety of finance roles.

Commenting on the appointment, Rose Marie Bravo, Chief Executive of Burberry said, "We are delighted that Stacey will be joining Burberry. She is a high calibre executive with a great track record in finance and a good understanding of branded businesses. I am confident Stacey will make a strong contribution to Burberry in the years ahead."

Stacey Cartwright said: "I am excited to be joining a dynamic business like Burberry. I am looking forward to being part of such a strong management team as we work to take the Group forward to the next stage of its development and to maximise its growth potential."

Enquiries:

Brunswick 020 7404 5959

Susan Gilchrist
Sophie Fitton

There are no matters relating to Stacey Cartwright which would require disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules.

Notes to Editors

1999 - 2003 Egg Plc

Chief Financial Officer

1988 - 1999 Granada Group Plc - variety of roles including:

1997 - 1999	Commercial Director, Granada Media
1995 - 1997	Director of Finance and Corporate Development, Granada Group
1994 - 1995	Finance Director, Spring Grove Services
1991 - 1994	Group Financial Controller, Granada Group
1985 - 1988	Price Waterhouse

BURBERRY

Burberry Group plc Interim Report

Six months to 30 September 2006

Contents

HIGHLIGHTS

Financial highlights

- EBITA* increased 21%, to £66.9m from £55.1m
- EBITA* margin expanded from 20.1% to 20.8%
- Diluted EPS before goodwill amortisation increased 25% to 9.0p
- Gross profit margin maintained at 55.6% (versus 55.8%)
- Total revenues increased by 17% (16% underlying**) to £321.3m
  - Retail sales up 25% (20% underlying**) to £107.2m
  - Wholesale sales increased 14% (13% underlying**) to £183.4m
  - Licensing revenue up 13% (15% underlying**) to £30.7m
- Interim dividend of 1.5p per Ordinary Share declared (versus 1.0p)

* EBITA represents operating profit before interest, taxation, IPO related charges and goodwill amortisation.

** Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Strategic highlights

- Launched iconic Burberry Brit fragrance to strong consumer response
- Opened three Burberry stores, including an 8,000 square foot store in Milan, the international fashion capital
- Progress in Spain repositioning demonstrated by return to revenue growth
- Brand priorities advanced in Japan
- Continued to extend reach in underdeveloped markets with planned opening of Moscow store

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

SUMMARY OF RESULTS

	Six months to 30 September 2003 As reported £m	Six months to 30 September 2002		
		Before IPO related charges £m	IPO related charges £m	As reported £m
Turnover	321.3	273.7	–	273.7
Operating profit before goodwill amortisation (EBITA*)	66.9	55.1	(22.2)**	32.9
Profit before interest and taxation	63.4	52.2	(22.2)**	30.0
Profit after taxation	41.9	33.4	(17.4)	16.0
Earnings per share				
– basic	8.5p	6.7p	(3.5p)	3.2p
– diluted	8.3p	6.6p	(3.4p)	3.2p
Earnings per share before goodwill amortisation				
– basic	9.1p	7.3p	(3.5p)	3.8p
– diluted	9.0p	7.2p	(3.5p)	3.7p

* EBITA represents operating profit before interest, taxation, IPO related charges and goodwill amortisation.

** The charge of £22.2m for IPO related charges consists of the exceptional charge in connection with the grant of awards under the Restricted Share Plan and associated national insurance liability, together with the cost of gift of shares to employees under the All Employee Share Plan and other IPO costs.

CHIEF EXECUTIVE'S REVIEW

Burberry performed strongly over the first half, both in terms of financial results and strategic progress. The first half brought a challenging combination of macroeconomic, political and health related factors. Over this period, the management team successfully responded to the volatile climate while continuing to invest in future growth. In the first half, Burberry increased profit after taxation by 25% on 17% revenue growth, and solidly advanced its strategic priorities. Results also benefited from the diversity of the business across product categories, regions and channels.

Strategic highlights

We continued to drive the business through implementing our key growth strategies by product, region and channel.

Products Burberry enjoyed progress in all major product categories. Menswear achieved the fastest growth as our design and merchandising efforts continued to demonstrate progress in this recovering market segment. Womenswear showed continued strength across its product range. In accessories, we built on our successful contemporary handbag offerings with the new Marrakesh line. With the softness in travel and tourist related sales, which affected the luxury goods industry generally, accessories share of the revenue mix was broadly unchanged, in line with expectations. Burberry Brit, our new fragrance, was launched in the USA and Europe during early autumn, generating strong response from consumers. Its iconic packaging and extensive media campaign brings important branding and awareness benefits to these key markets.

Regions We continued to increase Burberry's geographical market penetration, extending our global reach. Throughout the first half, the USA was consistently the best performing market, driven by strong gains in directly operated stores and among wholesale partners. Benefiting from the ongoing repositioning efforts, Burberry's business in Spain achieved a strong first half result. The process of refining distribution, upgrading the product offering and increasing the marketing investment brought renewed revenue growth to this important market. In Japan, Burberry achieved single digit volume gains on top of very strong growth achieved in the comparable period. Effective September 2003, Burberry assumed the direct role of managing and monitoring the non-apparel licensees in Japan, enhancing our ongoing product and distribution initiatives in this market. These efforts are complemented by our apparel licence partner's plan to open a store in the fashionable Omotesando district of Tokyo in spring 2004. Other European and Asian markets generally experienced varying degrees of recovery during the first half.

In underdeveloped markets, Burberry continued its expansion. Wholesale partners in China opened six additional points of distribution, bringing the total to 26 in this vibrant economy. A local partner also opened a Burberry store in Kuwait, giving a total of three stores in the Middle East. In addition, we announced the first Burberry store in Russia. The Moscow store will be operated by a local partner and is scheduled to open in early 2004.

Channels Retail investment continued to lead our growth. Retail sales increased 25% in the first half, driven primarily by new stores. Our first store in Italy, in Milan, was the most significant opening during the period. Located in the centre of this fashion capital's prime shopping area, the 8,000 square foot store presents the complete revitalised Burberry brand for local consumers and the global fashion community. In addition, Burberry opened a store in Tysons Corner (Virginia) and a second store in Las Vegas. The Group continued its refurbishment program, completing several significant investments designed to expand and upgrade selling space. Wholesale revenues increased by 14% during the first half, fuelled by the success of our autumn/winter 2003 collections. This growth was achieved across all major geographic regions.

Financial highlights and outlook

Burberry achieved strong financial performance during the first half. Turnover increased by 17% to £321.3m. The EBITA* margin expanded from 20.1% to 20.8%, driven by a stable gross margin coupled with expense ratio gains resulting from focussed cost control and expense leverage. As a result, EBITA* increased by 21% to £66.9m and diluted EPS before goodwill amortisation grew 25% to 9.0p. This financial performance is notable in light of the volatile external environment in the first half.

Looking forward, Burberry is trading in line with the consensus range of expectations for the full financial year. In retail, Burberry remains on schedule to open six stores during the period, resulting in total average selling space expansion of approximately 12% year on year in the second half. Management anticipates that space expansion will be the dominant driver of retail revenue growth during the second half. With respect to the wholesale business, on the basis of the orders received to date, the Group anticipates mid to high single digit sales growth for the spring/summer 2004 season. In licensing activities, Burberry anticipates a lower rate of revenue growth over the balance of the year. In Japan, management expects the benefit of increases in certain royalty rates and revised management arrangements to be partially offset by broadly static volume growth and Yen depreciation. The Group also anticipates continued strong performance from global product licensees.



Rose Marie Bravo
Chief Executive

FINANCIAL REVIEW

Group results

	Six months to 30 September 2003 £m	Percentage of turnover %	Six months to 30 September 2002			
			Results before IPO related charges £m	Percentage of turnover %	IPO related charges £m	Total £m
Turnover						
Wholesale	183.4	57.1%	160.9	58.8%	–	160.9
Retail	107.2	33.4%	85.6	31.3%	–	85.6
Licence	30.7	9.6%	27.2	9.9%	–	27.2
Total turnover	**321.3**	**100.0%**	**273.7**	**100.0%**	**–**	**273.7**
Cost of sales	(142.8)	(44.4%)	(121.1)	(44.2%)	–	(121.1)
Gross profit	**178.5**	**55.6%**	**152.6**	**55.8%**	**–**	**152.6**
Net operating expenses	(111.6)	(34.7%)	(97.5)	(35.6%)	–	(97.5)
EBITA*	**66.9**	**20.8%**	**55.1**	**20.1%**	**–**	**55.1**
Goodwill amortisation	(3.5)	(1.1%)	(2.9)	(1.1%)	–	(2.9)
Employee share ownership plans at IPO	–	–	–	–	(22.2)	(22.2)
Profit before interest and taxation	**63.4**	**19.7%**	**52.2**	**19.1%**	**(22.2)**	**30.0**
Net interest income/(expense)	0.7	0.2%	(1.0)	(0.4%)	–	(1.0)
Currency loss on GUS loans (pre-flotation)	–	–	–	–	(2.3)	(2.3)
Profit on ordinary activities before taxation	**64.1**	**20.0%**	**51.2**	**18.7%**	**(24.5)**	**26.7**
Tax on profit on ordinary activities	(22.2)	(6.9%)	(17.8)	(6.5%)	7.1	(10.7)
Profit on ordinary activities after taxation	**41.9**	**13.0%**	**33.4**	**12.2%**	**(17.4)**	**16.0**
Diluted EPS before goodwill amortisation (pence)	**9.0p**	**–**	**7.2p**	**–**	**(3.5p)**	**3.7p**
Diluted EPS (pence)	8.3p	–	6.6p	–	(3.4p)	3.2p
Diluted weighted average number of Ordinary Shares (million)	505.3m	–	506.3m	–	506.3m	506.3m

*EBITA represents operating profit before interest, taxation, IPO related charges and goodwill amortisation.

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 30 September 2003, the Group operated 136 retail locations (2002: 124) consisting of 49 Burberry stores (2002: 45), 64 concessions (2002: 59) and 23 outlet stores (2002: 20). Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the six months to 30 September 2003 and the six months to 30 September 2002

Burberry Group has completed two transactions that affect the comparability of results for the six months to 30 September 2003 relative to the six months to 30 September 2002. On 1 July 2002, the Group purchased the operations and certain assets of its distributor in Korea, which largely operated as a retail business consisting of 46 concessions and an outlet store at acquisition date (the "Korea acquisition"). In determining "underlying" performance, financial results are adjusted to exclude the impact of the Korea acquisition, and to reflect prior financial year exchange rates. On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange (the "IPO").

Turnover

Total turnover in the first half advanced to £321.3m from £273.7m in the prior period, representing an increase of 17% (17% at constant exchange rates), or 16% on an underlying basis.

Retail sales increased by 25% to £107.2m, boosted by the Korea acquisition. On an underlying basis, retail sales increased by 20%. This growth was driven by new stores with a marginal contribution from existing stores. Throughout the period, the US was consistently the best performing market while Burberry's other geographic markets generally experienced varying degrees of recovery during the first half. The Group opened three Burberry stores in the period: Milan, Tysons Corner (Virginia) and a second store in Las Vegas.

Wholesale sales increased by 14% to £183.4m during the first half, driven by double digit gains for the autumn/winter 2003 season. This increase resulted from solid growth across all regions. Notably, sales growth resumed in Spain, reflecting repositioning efforts in that market. On an underlying basis, wholesale sales increased by 13%.

Licensing revenues in the first half increased by 13%, 15% underlying, to £30.7m. Licensing revenues from the Japanese market reflected increases in certain royalty rates and single digit volume gains. Licensing revenue also benefited from strong sales gains by global product licensees, including fragrances, eyewear and children's apparel.

Operating profit

Gross profit as a percentage of turnover was maintained at 55.6% in the first half of 2003/04 relative to 55.8% in the prior period. Gains from pricing, sourcing and channel mix were offset by costs associated with greater seasonal clearance activity in the period.

Operating expenses as a percentage of turnover were reduced to 34.7% from 35.6% in the previous period. The expense ratio reduction is primarily a function of focussed cost control as well as the leveraging of fixed expenses, while the absolute increase in the Group's expenses reflects growth of the business, particularly the retail expansion and infrastructure investment.

Goodwill amortisation increased to £3.5m from £2.9m as the result of a full six months of amortisation expense associated with the Korea acquisition relative to a partial period in the previous year and exchange rate movements.

As a result of these factors, EBITA* increased by 21% to £66.9m, or 20.8% of turnover from 20.1% in the comparative period. Profit before interest and taxation increased 21% to £63.4m, or 19.7% of turnover.

Net interest income/expense

Net interest income was £0.7m in the six months to 30 September 2003 compared to net expense of £1.0m in the prior period. The improvement reflects larger cash balances in the current period and the elimination of borrowings during the second half of the 2002/03 financial year.

IPO related charges

In connection with the IPO, the Group incurred a £22.2m exceptional charge in the six months to 30 September 2002 largely relating to its employee share ownership plans. As no further awards will be made under these plans, the consolidated profit and loss account will not be affected in future periods.

During the six months to 30 September 2002, the Group also incurred a £2.3m foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

*EBITA represents operating profit before interest, taxation, IPO related charges and goodwill amortisation.

Profit before taxation

As a result of the factors previously mentioned, Burberry reported profit before taxation of £64.1m in the six months to 30 September 2003 compared to £51.2m (excluding IPO related charges) in the prior period.

Profit after taxation

Burberry anticipates a 33% tax rate on profit before goodwill amortisation for the full 2003/04 financial year. On this basis, the Group recorded a £22.2m tax charge for the first half and reported profit after taxation of £41.9m for the six months to 30 September 2003, a 25% increase over the £33.4m (excluding IPO related charges) reported in the prior period.

Diluted earnings per share before goodwill amortisation increased 25% to 9.0p in the first half compared to 7.2p (excluding IPO related charges) in the prior period. In the six months to September 2003, the Group had 495.8m (2002: 498.2m) and 505.3m (2002: 506.3m) Ordinary Shares in issue, on average, for the purposes of calculating basic and diluted earnings per share, respectively. An average of 4.2m Ordinary Shares held by the Group's Employee Share Ownership Trusts are excluded for the purposes of the basic and diluted earnings per share calculations.

Liquidity and Capital Resources

Historically, Burberry's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flow from operations and financing from the GUS group. Following the IPO in July 2002, the Group expects to finance operations and capital expenditure with cash generated from operating activities and, if necessary, the use of its £75m credit facility.

The table opposite sets out the principal components of cash flow for the six month periods to 30 September 2003 and 30 September 2002 and net funds at the period end.

Cash flow and net funds

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m
Operating profit before interest, taxation, goodwill amortisation and IPO related charges	**66.9**	**55.1**
Depreciation and related charges	10.4	6.9
Increase in stocks	(9.0)	(2.0)
Increase in debtors	(30.1)	(25.3)
Increase in creditors	4.8	5.5
Net cash inflow from operating activities	**43.0**	**40.2**
Returns on investments and servicing of finance	0.7	(0.6)
Taxation paid	(18.3)	(10.7)
Net purchases of fixed assets	(14.6)	(30.6)
Purchase of own shares	(7.0)	(3.1)
Acquisition of Korean business	–	(20.5)
Net cash inflow/(outflow) before IPO related and financing activities	**3.8**	**(25.3)**
Net funds at end of period	**73.5**	**12.3**

Net cash flow from operating activities increased to £43.0m in the six months to 30 September 2003 from £40.2m in the comparative period. Stocks grew by £9.0m; the moderate increase relative to sales is primarily a result of timely shipping performance to wholesale customers and improved stock management. The £30.1m increase in debtors reflects seasonal growth of trade receivables.

Net cash outflow from purchases of fixed assets of £14.6m largely reflects investment in Burberry Group's retail operations.

During the six months to 30 September 2003 Burberry invested £7.0m in its own shares as an economic hedge against obligations under the Group's employee share ownership plans.

Net funds of £73.5m at 30 September 2003 comprise £65.5m cash and short term deposits and £8.0m of cash deposited with GUS group, which was deposited on standard commercial terms.

An interim dividend of 1.5p per share (2002: 1.0p), £7.4m in total, will be payable on 4 February 2004.

Group profit and loss accounts

	Note	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Turnover	2	**321.3**	**273.7**	**593.6**
Cost of sales		(142.8)	(121.1)	(261.3)
Gross profit		**178.5**	**152.6**	**332.3**
Net operating expenses		(115.1)	(122.6)	(244.0)
Operating profit		**63.4**	**30.0**	**88.3**
Operating profit before goodwill amortisation and exceptional items		**66.9**	**55.1**	**116.7**
– goodwill amortisation		(3.5)	(2.9)	(6.4)
– exceptional charges relating to IPO employee share plans	3	–	(22.2)	(22.0)
Interest and similar income		0.8	1.1	1.8
Interest expense		(0.1)	(2.1)	(2.7)
Foreign currency loss on loans with GUS group (pre-flotation)		–	(2.3)	(2.3)
Interest expense and similar charges		(0.1)	(4.4)	(5.0)
Profit on ordinary activities before taxation	2	**64.1**	**26.7**	**85.1**
Tax on profit on ordinary activities*	4	(22.2)	(10.7)	(32.9)
Profit on ordinary activities after taxation		**41.9**	**16.0**	**52.2**
Dividend – interim	6	(7.4)	(5.0)	(5.0)
Dividend – final	6	–	–	(10.0)
Dividend – to GUS group (pre-flotation)	6	–	(219.0)	(219.0)
Retained profit/(loss) for the period		**34.5**	**(208.0)**	**(181.8)**

Pence per share			
Earnings (note 5)			
– basic	8.5p	3.2p	10.5p
– diluted	8.3p	3.2p	10.3p
Earnings before goodwill amortisation and exceptional items			
– basic	9.1p	7.0p	14.9p
– diluted	9.0p	6.9p	14.6p
Dividends (note 6)			
Dividend per share – interim	1.5p	1.0p	1.0p
Dividend per share – final	–	–	2.0p

*Tax on profit on ordinary activities includes tax credits on goodwill amortisation and exceptional items of £0.1m in the six months to 30 September 2003 (30 September 2002: £6.4m; 31 March 2003: £6.5m): see note 3.

Statement of total recognised gains and losses

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Retained profit/(loss) for the period	34.5	(208.0)	(181.8)
Currency translation differences	(1.5)	(14.5)	1.1
Tax impact of currency translation differences	(0.1)	–	(0.4)
Net impact of currency translation differences	(1.6)	(14.5)	0.7
Total recognised gains and losses for the period	**32.9**	**(222.5)**	**(181.1)**

Reconciliation of movement in Shareholders' Funds

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Profit on ordinary activities after taxation	41.9	16.0	52.2
Dividend – interim	(7.4)	(5.0)	(5.0)
Dividend – final	–	–	(10.0)
Dividend – to GUS group (pre-flotation)	–	(219.0)	(219.0)
Retained profit/(loss) for the period	34.5	(208.0)	(181.8)
Currency translation differences	(1.6)	(14.5)	0.7
Pre-flotation			
Issue of preference share capital	–	0.8	0.8
Issue of Ordinary Share capital	–	486.7	486.7
Deemed distribution arising on reorganisation	–	(704.1)	(704.1)
Capital reserve arising on reorganisation	–	6.6	6.6
On and post-flotation			
Issue of Ordinary Share capital	0.3	250.5	250.5
Waiver of GUS group balances	–	37.6	37.6
Capital reserve arising on Restricted Share Plan ("RSP") at IPO	–	18.6	18.5
Net addition to Shareholders' Funds	33.2	(125.8)	(84.5)
Opening Shareholders' Funds (2002: GUS investment in Burberry Group)	390.0	474.5	474.5
Closing Shareholders' Funds	**423.2**	**348.7**	**390.0**

Group balance sheets

	Note	As at 30 September 2003 £m	As at 30 September 2002 £m	As at 31 March 2003 £m
Fixed assets				
Intangible assets		121.6	121.1	123.7
Tangible fixed assets		163.7	144.4	161.4
Investments		10.4	3.2	3.4
		295.7	268.7	288.5
Current assets				
Stock		91.9	86.1	83.8
Debtors	8	150.2	131.0	122.0
Cash and short term deposits*		73.6	40.6	86.6
		315.7	257.7	292.4
Creditors – amounts falling due within one year	9	(149.6)	(123.5)	(151.1)
Net current assets		**166.1**	**134.2**	**141.3**
Total assets less current liabilities		461.8	402.9	429.8
Creditors – amounts falling due after more than one year	10	(34.0)	(53.4)	(35.2)
Provisions for liabilities and charges		(4.6)	(0.8)	(4.6)
Net assets		**423.2**	**348.7**	**390.0**
Called up share capital		1.1	1.1	1.1
Share premium account		122.5	122.2	122.2
Revaluation reserve		24.8	24.7	25.2
Capital reserve		46.0	46.9	47.1
Other reserve	11	704.1	704.1	704.1
Profit and loss account	11	(475.3)	(550.3)	(509.7)
Equity Shareholders' Funds		422.4	347.9	389.2
Non-equity Shareholders' Funds		0.8	0.8	0.8
Total Shareholders' Funds		**423.2**	**348.7**	**390.0**

*Cash and short term deposits include £8.0m as at 30 September 2003 (2002: £nil) deposited with GUS group on standard commercial terms. These deposits were repaid in cash by 10 October 2003.

Group cash flow statements

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Net cash inflow from operating activities	**43.0**	**40.2**	**165.0**
Returns on investments and servicing of finance			
Interest received	0.8	0.2	0.8
Interest paid	(0.1)	(0.8)	(1.4)
Dividends received from investment	–	–	0.1
Net cash inflow/(outflow) from returns on investments and servicing of finance	0.7	(0.6)	(0.5)
Taxation paid	**(18.3)**	**(10.7)**	**(30.6)**
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets	(14.6)	(30.7)	(55.7)
Sale of tangible fixed assets	–	0.1	0.2
Purchase of own shares	(7.0)	(3.1)	(4.5)
Net cash outflow from capital expenditure and financial investment	(21.6)	(33.7)	(60.0)
Acquisitions			
Deferred consideration for purchase of businesses	–	–	(2.5)
Purchase of businesses	–	(20.5)	(24.3)
Net cash outflow from acquisitions	–	(20.5)	(26.8)
Net cash inflow/(outflow) before dividends, IPO related and financing activities	**3.8**	**(25.3)**	**47.1**
Dividends			
Equity dividends paid (including for period to 30 September 2002 £219m to GUS group pre-flotation)	(9.9)	(219.0)	(224.0)
Deemed distribution arising on reorganisation (net of capital reserve)	–	(697.5)	(697.5)
Net cash outflow before management of liquid resources and financing	**(6.1)**	**(941.8)**	**(874.4)**
Management of liquid resources			
Increase in short term deposits	(1.4)	(6.1)	(47.3)
Financing			
Issue of Ordinary Share capital	0.3	249.5	249.5
Issue of Ordinary Shares to GUS group (pre-flotation)	–	486.7	486.7
Issue of preference shares to GUS group (pre-flotation)	–	0.8	0.8
Increase/(decrease) in external borrowings	–	21.2	(7.9)
Funds received on GUS group balances (pre-flotation)	–	446.1	446.1
Settlement of GUS group balances (on flotation)	–	(250.5)	(250.5)
Decrease in net balances due from GUS group	–	195.6	195.6
Net cash inflow from financing	0.3	953.8	924.7
(Decrease)/increase in cash during the period	**(7.2)**	**5.9**	**3.0**

Analysis of cash flow and net funds

Reconciliation of operating profit to net cash inflow from operating activities	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Operating activities			
Operating profit after goodwill amortisation and exceptional items	63.4	30.0	88.3
Exceptional items	–	22.2	22.0
Goodwill amortisation	3.5	2.9	6.4
Operating profit before goodwill amortisation and exceptional items	66.9	55.1	116.7
Depreciation, impairment and trademark amortisation charges	10.4	6.9	19.0
Loss on disposal of fixed assets and similar non-cash charges	–	–	1.5
(Increase)/decrease in stocks	(9.0)	(2.0)	5.2
Increase in debtors	(30.1)	(25.3)	(2.4)
Increase in creditors	4.8	5.5	25.0
Net cash inflow from operating activities	**43.0**	**40.2**	**165.0**

Reconciliation of net cash flow to movement in net funds	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
(Decrease)/increase in cash	(7.2)	5.9	3.0
Cash (inflow)/outflow from movement in external borrowings	–	(21.2)	7.9
Cash outflow from movement in liquid resources	1.4	6.1	47.3
Cash inflow arising from GUS group balances prior to flotation	–	(195.6)	(195.6)
Movement in net funds resulting from cash flows	(5.8)	(204.8)	(137.4)
Non-cash movements on GUS group balances prior to flotation			
– tax and interest	–	(24.8)	(24.8)
– waiver of balances by GUS group	–	37.6	37.6
Exchange movements	(0.3)	(9.3)	(9.4)
Movement in net funds	(6.1)	(201.3)	(134.0)
Net funds at beginning of period	79.6	213.6	213.6
Net funds at end of period	**73.5**	**12.3**	**79.6**

Analysis of net funds	As at 30 September 2003 £m	As at 30 September 2002 £m	As at 31 March 2003 £m
Cash and short term deposits*	73.6	40.6	86.6
Unsecured bank loans and overdrafts	(0.1)	(0.3)	(7.0)
Secured bank loans due within one year	–	(9.8)	–
Debt due after more than one year	–	(18.2)	–
Net funds at end of period	**73.5**	**12.3**	**79.6**

*Cash and short term deposits include £8.0m as at 30 September 2003 (2002: £nil) deposited with GUS group on standard commercial terms. These deposits were repaid in cash by 10 October 2003.

1 Basis of preparation

The interim report comprises the unaudited results for the six months to 30 September 2003 and 30 September 2002 and the audited results for the year to 31 March 2003. The interim financial statements are not audited and do not constitute statutory accounts. These financial statements have been formally reviewed by the Group's auditors, PricewaterhouseCoopers LLP, and their report is set out on page 23.

The financial information contained in this interim report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The information at 31 March 2003 has been extracted from the statutory accounts for the year to 31 March 2003, which were reported on by the auditors without qualification or statement under section 237(2) or (3) of the Companies Act 1985 and have been delivered to the Registrar of Companies.

Prior to flotation, on 17 July 2002, the net assets of Burberry Group were represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group were reflected as movements in "GUS investment in Burberry Group", which was comprised of:

(a) Assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities were transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

(b) Loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

(c) Share capital and reserves of Burberry Group companies.

The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Shareholders' Funds", the "Group cash flow statements" and the "Reconciliation of net cash flow to movement in net funds".

2 Segmental analysis

(i) Geographical analysis – turnover by destination

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Europe	172.6	148.5	302.7
North America	71.7	58.4	140.5
Asia Pacific	75.1	64.4	147.0
Other	1.9	2.4	3.4
Total	**321.3**	**273.7**	**593.6**

(ii) Analysis by class of business

(a) Turnover – analysis by class of business

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Wholesale	183.4	160.9	306.9
Retail	107.2	85.6	228.4
Wholesale and Retail	**290.6**	**246.5**	**535.3**
Licence	**30.7**	**27.2**	**58.3**
Total	**321.3**	**273.7**	**593.6**

An analysis of turnover by product category is shown below:

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Womenswear	107.0	91.5	197.9
Menswear	94.3	77.2	162.8
Accessories	87.3	75.5	169.5
Other	2.0	2.3	5.1
Wholesale and Retail	290.6	246.5	535.3
Licence	30.7	27.2	58.3
Total	**321.3**	**273.7**	**593.6**
Number of directly operated stores, concessions and outlets open at end of period	136	124	132

2 Segmental analysis continued

(b) Profit before taxation – analysis by class of business

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Wholesale and Retail	40.2	31.4	64.3
Licence	26.7	23.7	52.4
	66.9	**55.1**	**116.7**
Net interest income/(expense)	0.7	(1.0)	(0.9)
Foreign currency loss on loans with GUS group (pre-flotation)	–	(2.3)	(2.3)
Profit before goodwill amortisation, exceptional items and taxation	**67.6**	**51.8**	**113.5**
Goodwill amortisation – Wholesale and Retail	(3.5)	(2.9)	(6.4)
Exceptional items – Wholesale and Retail	–	(17.3)	(18.3)
Exceptional items – Licence	–	(4.9)	(3.7)
Profit before taxation	**64.1**	**26.7**	**85.1**

The results above are stated after the allocation of costs of a group-wide nature.

3 Exceptional items

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Granting of awards under the Senior Executive Restricted Share Plan ("the RSP")	–	18.6	18.5
Employers' national insurance liability arising on the RSP awards	–	2.2	2.1
Shares gifted to employees under the All Employee Share Plan	–	1.0	1.0
Other costs relating to the IPO	–	0.4	0.4
Total	**–**	**22.2**	**22.0**

The associated tax credit relating to these exceptional items was £6.4m in the six months to 30 September 2002 and £6.3m in the year to 31 March 2003.

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP.

4 Taxation

The effective rate of tax, before goodwill amortisation and exceptional items, is based on the estimated tax charge for the full year at a rate of 33.0% (2002: 33.0%). The actual effective rate of tax for the year to 31 March 2003 on this basis was 34.7%.

The tax charge in the six months to 30 September 2003 is treated as being wholly current, with no deferred element.

Burberry Group has commenced a review with the Competent Authorities with regards to resolving transfer pricing of internal sales between the UK and USA. As part of the agreements with GUS, certain tax liabilities which arise and relate to matters prior to 31 March 2002 will be met by GUS. From 1 April 2002 any liability will be due by Burberry Group. No provision has been made for additional taxation arising from these proceedings as none is anticipated overall.

5 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the period.

Basic earnings per share before goodwill amortisation and exceptional items is disclosed to indicate the underlying profitability of Burberry Group. The calculation of diluted earnings per share reflects the prospective dilutive effect of the Restricted Share Plan ("RSP") and Share Option Schemes.

	Six months to 30 September 2003 £m	Six months to 30 September 2002 £m	Year to 31 March 2003 £m
Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional items	45.3	34.7	74.1
Effect of goodwill amortisation (net of attributable taxation)	(3.4)	(2.9)	(6.2)
Effect of exceptional items (net of attributable taxation)	–	(15.8)	(15.7)
Profit on ordinary activities after taxation	**41.9**	**16.0**	**52.2**

The weighted average number of Ordinary Shares at 30 September 2003 represents the weighted average number of Burberry Group plc Ordinary Shares throughout the period, excluding Ordinary Shares held in Burberry Group's Employee Share Ownership Trusts ("ESOTs").

The weighted average number of Ordinary Shares for the periods to 30 September 2002 and 31 March 2003 represent the number of Burberry Group plc Ordinary Shares in issue at flotation excluding Ordinary Shares held in Burberry Group's ESOTs.

5 Earnings per share continued

Diluted earnings per share for the relevant financial period is based on the weighted average number of Ordinary Shares in issue at the beginning of the period (or, for the periods to 31 March 2003 and 30 September 2002, at flotation) through to period end (excluding any Ordinary Shares held in Burberry Group's ESOTs). In addition, account is taken of any awards made under the RSP and Share Option Schemes, which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

	Six months to 30 September 2003 Million	Six months to 30 September 2002 Million	Year to 31 March 2003 Million
Weighted average number of Ordinary Shares in issue during the period	495.8	498.2	498.1
Dilutive effect of the RSP and Share Option Schemes	9.5	8.1	8.1
Diluted weighted average number of Ordinary Shares in issue during the period	505.3	506.3	506.2

Basic earnings per share	Six months to 30 September 2003 Pence	Six months to 30 September 2002 Pence	Year to 31 March 2003 Pence
Basic earnings per share before goodwill amortisation and exceptional items	**9.1**	**7.0**	**14.9**
Effect of goodwill amortisation	(0.6)	(0.6)	(1.2)
Effect of exceptional items	–	(3.2)	(3.2)
Basic earnings per share	**8.5**	**3.2**	**10.5**

Diluted earnings per share	Six months to 30 September 2003 Pence	Six months to 30 September 2002 Pence	Year to 31 March 2003 Pence
Diluted earnings per share before goodwill amortisation and exceptional items	**9.0**	**6.9**	**14.6**
Effect of goodwill amortisation	(0.7)	(0.6)	(1.2)
Effect of exceptional items	–	(3.1)	(3.1)
Diluted earnings per share	**8.3**	**3.2**	**10.3**

6 Dividend

The interim dividend of 1.5p (2002: 1.0p) per share will be paid on 4 February 2004 to Shareholders on the Register at the close of business on 23 January 2004.

7 Foreign currency

Assets and liabilities of overseas undertakings are translated into Sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into Sterling at average rates of exchange. The principal exchange rates used were as follows:

	Average			Closing		
	Six months to 30 September 2003	Six months to 30 September 2002	Year to 31 March 2003	As at 30 September 2003	As at 30 September 2002	As at 31 March 2003
Euro	1.43	1.59	1.55	1.43	1.59	1.45
US dollar	1.62	1.51	1.55	1.66	1.57	1.58
Hong Kong dollar	12.61	11.77	12.05	12.89	12.23	12.33
Korean won	1,935	1,855	1,880	1,913	1,919	1,981

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 179.88: £1 in the six months to 30 September 2003 (2002: Yen 172.48: £1); year to 31 March 2003 Yen 174.20: £1.

8 Debtors

	As at 30 September 2003 £m	As at 30 September 2002 £m	As at 31 March 2003 £m
Amounts falling due within one year			
Trade debtors	112.2	99.5	86.1
Other debtors*	3.0	4.2	1.1
Prepayments and accrued income	14.5	14.6	11.3
Corporation tax	0.2	–	3.4
Trading balances owed by GUS group companies	0.1	2.3	0.2
	130.0	**120.6**	**102.1**
Amounts falling due after more than one year			
Deferred tax assets	18.3	10.4	18.3
Corporation tax	0.8	–	0.8
Other debtors	1.1	–	0.8
Total	**150.2**	**131.0**	**122.0**

*Other debtors as at 30 September 2002 previously reported as £7.3m have been adjusted to exclude £3.1m of investment in own shares; this amount is reported as part of fixed asset investments.

The deferred tax assets at 30 September 2003 and 2002 reflect the asset recorded at the immediately preceding 31 March, adjusted for any deferred tax arising on acquisitions occurring in the relevant six month period and foreign currency movements.

9 Creditors – amounts falling due within one year

	As at 30 September 2003 £m	As at 30 September 2002 £m	As at 31 March 2003 £m
Secured:			
Bank loans	–	9.8	–
Unsecured:			
Overdrafts	0.1	0.3	7.0
Trade creditors	24.1	22.7	26.9
Dividend payable – GUS group	5.8	3.9	7.8
Dividend payable – other Shareholders	1.6	1.1	2.2
Trading balances owed to GUS group companies	7.0	0.9	5.1
Corporation tax (UK and overseas)	22.8	10.7	22.1
Other taxes and social security costs	5.4	4.3	4.6
Other creditors	17.8	18.8	18.4
Accruals and deferred income	62.5	48.5	54.5
Deferred consideration for acquisitions	2.5	2.5	2.5
Total	**149.6**	**123.5**	**151.1**

10 Creditors – amounts falling due after more than one year

	As at 30 September 2003 £m	As at 30 September 2002 £m	As at 31 March 2003 £m
Unsecured:			
Bank loans	–	18.2	–
Other creditors, accruals and deferred income	3.5	5.1	6.0
Deferred consideration for acquisitions	30.5	30.1	29.2
Total	**34.0**	**53.4**	**35.2**

11 Reserves

The other reserve of £704.1m at 30 September 2003 (2002: £704.1m) represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out immediately prior to flotation. This reserve will be classified as distributable when the creditors of Burberry Group plc, as at the date of the capital reduction, have been settled fully.

The negative profit and loss account balance arising on consolidation resulted from the reorganisation of Burberry Group immediately prior to flotation. This negative balance will be eliminated when the other reserve of £704.1m is classified as distributable.

Dividend distributions are dependent on Burberry Group plc's ("the Company") accumulated profit and loss account. As at 30 September 2003 the profit and loss account of the Company was £141.6m (2002: £133.6m).

12 Contingent liabilities

Since 31 March 2003, the following changes to contingent liabilities have occurred:

The claim for £2.4m received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001 has been settled in October 2003. The settlement was fully provided for as at 30 September 2003.

The Group has received a claim from the liquidator of Creation Cent Mille SA ("CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. Burberry Group believes this claim is without merit and intends to vigorously defend itself.

The Group has been named as one of approximately 100 defendants in a class action in California USA, which alleges that employees' job application processes violated the California Labor Code. The defendants have collectively filed a motion to dismiss this action and a ruling is pending.

Other contingent liabilities reported at 31 March 2003 remain unchanged and were:

Under the GUS group UK tax payment arrangements, Burberry Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

In the year to 31 March 2002, Burberry Group received an invoice in respect of construction works at the Bond Street site from its former lessor. Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. Burberry Group intends to defend its position.

Independent review report to Burberry Group plc

Introduction

We have been instructed by Burberry Group plc to review the financial information of Burberry Group plc and its subsidiaries ("the Group") which comprises the Group profit and loss accounts, the statement of total recognised gains and losses, the reconciliation of movement in Shareholders' Funds, the Group balance sheets, the Group cash flow statements and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for Burberry Group plc for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 September 2003.



PricewaterhouseCoopers LLP
Chartered Accountants
London

18 November 2003

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by calling 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com

Financial calendar for the year to 31 March 2004

Third quarter trading update	13 January 2004
Interim dividend record date	23 January 2004
Interim dividend to be paid	4 February 2004
Second half trading update	14 April 2004
Preliminary announcement of results for the year to 31 March 2004	May 2004
Annual General Meeting	July 2004

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

Exemption number 82-5017
REG-GUS PLC Placing of Burberry Stake Released: 19/11/2003

RNS Number:2311S
GUS PLC
19 November 2003

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED STATES

GUS plc

Sale of Further Stake in Burberry Group plc ("Burberry")

GUS plc ("GUS") today announces that it intends to sell a further stake of 10% in Burberry (the "Placing"). This will be achieved by way of an accelerated bookbuilt placing of approximately 50 million shares. GUS has also granted an over-allotment option to Merrill Lynch over an additional number of shares equivalent to 15% of the placing size.

The partial flotation of 23% of Burberry was successfully completed in July 2002, at a price of 230p. Since then, Burberry has continued to perform strongly, exceeding market expectations at the time of the IPO. The Board of GUS believes now is the appropriate time to improve the liquidity in Burberry shares by reducing further its stake.

The proceeds from the sale will be used initially to reduce debt. The Board of GUS now plans to review the possibility of returning surplus funds to shareholders, while at the same time ensuring a strong balance sheet and credit rating.

Sir Victor Blank, Chairman of GUS, commented:

"As its recent results demonstrate, Burberry is performing well, has a strong management team and a clear strategy for growth. We are making more shares available in order to improve liquidity and enable new shareholders to participate in its future growth. With its continuing majority stake, GUS remains a committed investor in Burberry."

Merrill Lynch is acting as global co-ordinator and sole bookrunner for the placing. Morgan Stanley is co-lead manager.

Enquiries
Merrill Lynch International

Bob Wigley 020 7628 1000
Paul Baker
Mark Brooker

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

Further details on the transaction

The shares which are the subject of the Placing rank pari passu with Burberry's existing ordinary shares of 0.05p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such ordinary shares. Placees will be entitled to receive the interim dividend of 1.5p per ordinary share to be paid on 4 February 2004.

GUS has undertaken not to sell further shares in Burberry for a period of 360 days from the date of completion of the Placing.

Bookbuilding will commence with immediate effect and is expected to close today, 19 November 2003. Merrill Lynch reserves the right to close the book at any time.

This announcement has been issued by GUS plc and is the sole responsibility of GUS plc. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities.

Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any jurisdiction in which such an offer is unlawful. The shares which are the subject of the Placing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration.

No public offering of the shares referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International and Morgan Stanley Securities Limited are acting for GUS plc in connection with the Placing and no one else and will not be responsible to anyone other than GUS plc for providing the protections offered to their clients nor for providing advice in relation to the above transaction.

In connection with the Placing, Merrill Lynch International will act as stabilising manager and, as such, Merrill Lynch International or any person acting for Merrill Lynch International as stabilising manager may, in connection with the Placing, over-allot or effect transactions with a view to supporting the market price of the ordinary shares in Burberry at a level higher than that which might otherwise prevail for a limited period after the Placing. However, there will be no obligation on Merrill Lynch International or any agent of Merrill Lynch International to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Exemption number 82-5017

REG-GUS PLC Result of Placing Released: 19/11/2003

RNS Number:2531S
GUS PLC
19 November 2003

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED STATES

GUS plc

Result of Placing of Ordinary Shares in Burberry Group plc ("Burberry")

Further to today's announcement of the intention to effect a placing (the "Placing") of ordinary shares in Burberry by GUS plc ("GUS"), 50 million ordinary shares held by GUS have been successfully placed at a price of 360p per ordinary share following completion of an accelerated bookbuilding process. GUS has also granted an over-allotment option to Merrill Lynch over an additional 7.5 million shares. Following the Placing, GUS will continue to hold 67.5% of the outstanding shares of Burberry, before any exercise of the over-allotment option.

The ordinary shares which are the subject of the Placing rank pari passu with Burberry's existing ordinary shares of 0.05p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such ordinary shares.

Placees will be entitled to receive the interim dividend of 1.5p per ordinary share to be paid on 4 February 2004.

Enquiries

GUS
David Tyler 020 7495 0070
Fay Dodds

Merrill Lynch International
Bob Wigley 020 7628 1000
Paul Baker
Mark Brooker

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

Merrill Lynch is acting as global co-ordinator and sole bookrunner to the Placing. Morgan Stanley is co-lead manager.

This announcement has been issued by GUS plc and is the sole responsibility of GUS plc. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any jurisdiction in which such an offer is unlawful. The shares which are the subject of the Placing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of the shares referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International and Morgan Stanley Securities Limited are acting for GUS plc in connection with the Placing and no one else and will not be responsible to anyone other than GUS plc for providing the protections offered to their clients nor for providing advice in relation to the above transaction.

In connection with the Placing, Merrill Lynch International will act as stabilising manager and, as such, Merrill Lynch International or any person acting for Merrill Lynch International as stabilising manager may, in connection with the Placing, over-allot or effect transactions with a view to supporting the market price of the ordinary shares in Burberry at a level higher than that which might otherwise prevail for a limited period after the Placing. However, there will be no obligation on Merrill Lynch International or any agent of Merrill Lynch International to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Exemption number 82-5017
REG-GUS PLC Stabilisation Notice Released: 19/11/2003

RNS Number:2534S
GUS PLC
19 November 2003

Stabilisation Notice

Dear Sirs

Placing (the "Placing") of 50,000,000 secondary ordinary shares of 0.05 pence each ("Shares") of Burberry Group Plc ("Burberry" or the "Company") held by GUS Plc ("GUS") (with an over-allotment option of up to 7,500,000 additional ordinary shares)

Merrill Lynch International ("MLI") notifies you that it is the stabilising manager and may conduct stabilising activities in relation to the Shares, ISIN: GB0031743007 and in connection with the above transaction. MLI confirms the following:

1. The securities to be stabilised are the Shares referred to above; no other associated securities are subject to stabilisation;

2. The stabilising manager is Merrill Lynch International (contact: John Millar/Mark Gwynne- Telephone: 020 7995 3700);

3. The stabilisation period is expected to commence immediately and ends on 24 December 2003 inclusive (30 days after the Closing Date);

4. The issue price of the Shares was set on 19 November 2003 and announced on 19 November 2003.

Stabilisation/FSA

Exemption number 82-5017
REG-Burberry Group PLC Stabilisation Notice-Replace Released: 19/11/2003

RNS Number:2559S
Burberry Group PLC
19 November 2003

The 'Stabilisation Notice' announcement released today at 12:59 under RNS No 2534S, should have been issued under the Company name of Burberry Group PLC and not under the Company name of GUS Plc.

The announcement text is unchanged and is reproduced in full below.

19 November 2003

Stabilisation Notice

Dear Sirs

Placing (the "Placing") of 50,000,000 secondary ordinary shares of 0.05 pence each ("Shares") of Burberry Group Plc ("Burberry" or the "Company") held by GUS plc ("GUS") (with an over-allotment option of up to 7,500,000 additional ordinary shares)

Merrill Lynch International ("MLI") notifies you that it is the stabilising manager and may conduct stabilising activities in relation to the Shares, ISIN: GB0031743007 and in connection with the above transaction. MLI confirms the following:
1. The securities to be stabilised are the Shares referred to above; no other associated securities are subject to stabilisation;
2. The stabilising manager is Merrill Lynch International (contact: John Millar/Mark Gwynne- Telephone: 020 7995 3700);
3. The stabilisation period is expected to commence immediately and ends on 24 December 2003 inclusive (30 days after the Closing Date);
4. The issue price of the Shares was set on 19 November 2003 and announced on 19 November 2003.

Stabilisation/FSA

Exemption No.: 82-5017


RECEIVED
DEC 16 2003
187
PROCESSING
SECTION
Wash. D.C.

20 November 2003

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED STATES

GUS plc
Interim Results for the Six Months Ended 30 September 2003

Highlights

- **Record interim profits, with a 44% increase** in profit before amortisation of goodwill, exceptional items and taxation to £354m (2002: £247m)
- Profit before tax £247m (2002: £329m)
- **44% increase in basic earnings per share** before amortisation of goodwill and exceptional items to 26.0p (2002: 18.0p)
- Basic earnings per share 15.3p (2002: 26.9p)
- **Net debt reduced by £0.6bn** to £1.5bn
- **16% increase in the interim dividend** to 8.0p (2002: 6.9p)
- **Argos Retail Group**: Argos sales up 14% and profit up 27%; good operational progress at Homebase
- **Experian**: sales up 13% and profit up 28% at constant exchange rates
- **Burberry**: sales up 17% and profit up 21% at constant exchange rates

Sir Victor Blank, Chairman of GUS, commented:
"We are delighted with the progress being made by our three main businesses, all of which have the potential to be leaders in their sector. I would like to thank everybody in GUS for their contribution to the results."

John Peace, Chief Executive of GUS, commented:
"Each of our main businesses continued to perform strongly, leading to record first half profits for GUS. Although we face some challenges in the second half, we remain confident in the outlook for the future."

Enquiries


RECEIVED
DEC 16 2003
187
PROCESSING SECTION

GUS

John Peace	Chief Executive	020 7495 0070
David Tyler	Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

There will be a presentation today to analysts and institutions at 9.30am at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ and a press conference at 11.30am at the same location.

GUS and Burberry announcements are available on the GUS website: www.gusplc.com. The GUS slide pack and presentation to analysts and institutions will also be available there later in the day.

There will also be a conference call to discuss the results at 3.00pm today (UK time). A recording will be available later on the GUS website.

GUS will now issue its Third Quarter Trading Update on 15 January 2004. Its preliminary results for the year to 31 March 2004 will be announced on 25 May 2004.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement has been issued by GUS plc and is the sole responsibility of GUS plc. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any jurisdiction in which such an offer is unlawful. The ordinary shares in Burberry Group plc have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of the securities referred to herein will be made in the United States, the United Kingdom or elsewhere. Stabilisation/FSA.

CHIEF EXECUTIVE'S REVIEW

In the first half of the current financial year, GUS has generated record interim profits, strong free cash flow and demonstrated continuing strategic and operational progress in its major businesses.

Record interim profits
Group profit before amortisation of goodwill, exceptional items and taxation was £354m, an increase of 44% compared to the same period last year. Even after adjusting for major acquisitions and disposals, profit still grew by 27%. This is the sixth consecutive half-year where profit has increased by more than 10% over the comparative period.

Strong free cash flow
Free cash flow of £258m was generated in the first half despite substantial investment in the main businesses. Capital expenditure was £158m and a further £80m was invested in the store card and personal loan books in Argos and Homebase.

Continuing strategic progress
GUS continues to reposition its portfolio of businesses and focus on fewer activities. A major step during the first half of the year was the sale for about £590m of the Home shopping businesses in the UK, Ireland and Sweden and Reality, the logistics and customer care business in the UK. This has been followed by the sale of the 50% stake in GUS' property joint venture, announced earlier this week, for a total of £163m. These proceeds provide a highly satisfactory final step in the process of running down the Group's investment property portfolio. The cash released from these disposals, together with the wind down of the Finance division, has been partly redeployed in infill acquisitions, mainly in Experian.

The planned partial IPO for South African Retailing, announced in May 2003, is on track for calendar 2004, subject to market conditions. This will enable GUS to release some value for shareholders, while enhancing the development opportunities for the South African business.

Continuing operational progress
Argos, Experian and Burberry all reported record interim profits as each pursued its clear strategy for growth. Homebase is making considerable progress in strengthening its business and building a platform for future long-term growth.

Increased interim dividend
The Board has announced a 16% increase in the interim dividend to 8.0p (2002: 6.9p).

Sale of shares in Burberry Group plc
As announced yesterday, GUS has agreed to sell a 10% stake in Burberry in order to improve the liquidity in Burberry shares. With its 67% holding, GUS remains a committed investor in Burberry.

The proceeds of approximately £180m will be used initially to reduce debt. The Board of GUS now plans to review the possibility of returning surplus funds to shareholders, while at the same time ensuring a strong balance sheet and credit rating.

GROUP RESULTS

In the six months to 30 September 2003, sales grew by 24% to £3,771m. Profit before amortisation of goodwill, exceptional items and taxation increased by 44% to £354m, compared to £247m in the same period last year. Profit growth was 27%, excluding Homebase, the ARG discontinued activities and the associated impact on interest.

Earnings per share before amortisation of goodwill and exceptional items increased by 44% to 26.0p (2002: 18.0p). The Group's effective tax rate for the year (based on profit before amortisation of goodwill and before profits/losses on sale of businesses) is expected to be 23.9%.

The Group generated £258m of free cash flow in the period before acquisitions, disposals and dividends (2002: £226m). Net debt has been reduced from £2.1bn at 31 March 2003 to £1.5bn at 30 September 2003.

6 months to 30 September	**Sales**		**Profit before taxation**	
	2003 £m	**2002 £m**	**2003 £m**	**2002 £m**
Argos Retail Group[1]	2,470	1,339	153.0	62.5
Experian	638	578	145.7	118.1
Burberry	321	274	66.9	55.1
Other	73	56	25.0	19.8
Continuing activities	**3,502**	**2,247**	**390.6**	**255.5**
Discontinued activities (ARG)[2]	269	791	-	13.7
Total	**3,771**	**3,038**	**390.6**	**269.2**
Net interest			(36.2)	(22.4)
Profit before amortisation of goodwill, exceptional items and taxation			**354.4**	**246.8**
Amortisation of goodwill			(91.4)	(56.0)
Exceptional items			(15.6)	138.0
Profit before taxation			**247.4**	**328.8**
EPS before amortisation of goodwill and exceptional items			**26.0p**	**18.0p**
Reported EPS			**15.3p**	**26.9p**

The profit figures shown against each business above are operating profit, which is defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used throughout this announcement.

1. See Appendix One for details on restated sales and profits following the disposal of Home shopping and Reality in May 2003.
2. As the completion statements in respect of the sold businesses are still subject to agreement, the profits and losses of the discontinued operations for the current period will be reported in the Group's statutory financial statements for the year to 31 March 2004.

ARGOS RETAIL GROUP

6 months to 30 September	Sales[1]		Operating profit[1]	
	2003 £m	2002 £m	2003 £m	2002 £m
Argos	1,390	1,218	73.9	58.0
Homebase[2]	938	-	71.5	-
Financial Services	25	14	(3.3)	(6.2)
Wehkamp	117	107	10.9	10.7
Total	2,470	1,339	153.0	62.5
Operating margin			6.2%	4.7%

1. Excludes discontinued Home shopping and Reality businesses. See Appendix One for details on restated sales and profits.
2. Homebase sales and operating profit are for the seven month period to 30 September 2003.

The profile of Argos Retail Group (ARG) has changed considerably in the last twelve months with the acquisition of Homebase in December 2002 followed by the disposal of the Home shopping businesses and Reality in May 2003.

Now focused principally on UK general merchandise, ARG is a multi-brand, multi-channel group which is developing an integrated business model. This involves separate customer facing brands supported, wherever appropriate, by a central infrastructure. The latter covers sourcing and supplier management, customer services (including home delivery and contact centres), financial services, multi-channel capabilities and shared services such as IT, finance, human resources and property. A commercial director and a customer services director have recently been appointed to the ARG board from within the group to ensure the delivery of all potential benefits from leveraging ARG's scale and expertise.

Argos

6 months to 30 September	2003 £m	2002[1] £m	Change
Sales	1,390	1,218	14%
Operating profit	73.9	58.0	27%
Operating margin	5.3%	4.8%	

1. Restated to exclude Argos Additions.

Within an increasingly competitive general merchandise market in the UK, Argos aims to win more customers and a higher share of their spend by offering the most compelling combination of choice, value and convenience. Argos continues to outperform its market and grew share in all of its major categories during the first half.

Operational review

Increased choice

There are an additional 1,300 lines in the current Autumn/Winter catalogue compared to a year ago, bringing the total to 12,700. The new lines are in areas such as furniture, jewellery and consumer electronics. Range extensions in previous catalogues continued to perform well, especially white goods and gifts.

The Argos Extra trial is proceeding well. The current Extra catalogue, which has about 17,000 lines is available in 11 large stores. It is also in 15 neighbourhood stores, where the Extra range is available within 48 hours, either for collection from store or for home delivery. Latest results are encouraging and Argos Extra will be available in about 35 more stores from January 2004.

Improved value

Argos continues to lower prices, with prices on re-included lines in the current Autumn/Winter catalogue 4% lower on average than last year.

This investment in price is enabled by further progress in Argos' supply chain programme. For example, the new 60,000 square metre central distribution centre in Barton recently became operational. Over time, this will handle all direct imports, making it more efficient for Argos to increase the proportion of direct imports from the current 17% of sales (nearly 1,900 lines in the Autumn/Winter catalogue). About half of the £50m annual supply chain gains expected by March 2006 have been realised to date.

Increased convenience

Argos opened a further 17 stores in the first half, bringing the total to 540. The return on capital from new stores continues to exceed the required hurdle rates. A further 18 stores are planned for the second half, with about 35 in the next financial year. Argos is on track to refurbish all small stores by the end of this financial year.

Argos Direct, the delivery to home operation, grew strongly again. In the first half, it accounted for 23% of total sales, up from 20% in the same period last year. Sales of delivery-only items, such as furniture and widescreen TVs, grew by 35%. Home delivery of items which are also available in-store grew by 22%. The second two-man delivery warehouse, at Marsh Leys, Bedford, which opened earlier this year is building to capacity.

Argos will have quick pay kiosks in over 220 stores for peak Christmas trading. In those stores where they are present, kiosks process about 7% of sales. This reduces queuing in-store for customers and improves staff efficiency.

4% of Argos' sales in the first half were ordered over the Internet. In addition, 6% of total sales were reserved by customers, either by phone, Internet or text messaging, for later collection in-store.

Financial review
Argos again outperformed in its market. In the first six months of the year, sales at Argos were up by 14%. New stores contributed 7% of this growth, with an increase in like-for-like sales of 7%. Sales grew particularly strongly in consumer electronics, mobile phones, bedding, textiles and toys.

Gross margins at Argos were slightly up in the first half, with continuing supply chain benefits funding the impact of adverse product mix and price reductions.

Operating profit increased by 27%, with a further margin advance to 5.3% (up 0.5%). This reflects the benefits of strong volume growth (both new space and like-for-like). The first half of the year also included the costs of the Argos Extra trial and costs associated with the two new large distribution centres, which are not yet working at full capacity.

OFT update
Argos expects the Office of Fair Trading ("OFT") to make a further announcement on 21 November on its investigation into alleged price fixing agreements. This follows the addition by the OFT of three new witness statements into its original evidence. Argos continues, as it has for the last 12 months, to refute vigorously any suggestion that it has been involved in any anti-competitive activity. The toy market in the UK is very price competitive and Argos prides itself on the great value of its toy offer.

Homebase

7 months to September 2003	2003 £m	2002[1] £m
Sales	938	-
Operating profit	71.5	-
Operating margin	7.6%	

1. In the seven month period to 30 September 2002, Homebase had sales of £899m and operating profit of £77.4m.

Homebase is being positioned as the UK's leading home enhancement retailer. Its strategic priorities are to:
- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

Operational review
During the seven months under review, the initial objective was to operate effectively through Homebase's first Easter peak trading period under ARG ownership. Following that, the focus has been on addressing its strategic priorities.

Improve the existing core business. As expected at the time of acquisition, there are significant opportunities to improve retail disciplines.

Customer service is being improved. A major culture change programme has been introduced to improve areas such as customer service. By Easter 2004, all 17,000 staff will have completed training. To date, over 15,000 employees, both in-store and at the centre, have started to participate in this programme.

Stock availability has been improved. On shelf availability at Homebase has been low, due primarily to poor processes. It has been improved in recent months by better stockroom management and benefits deriving from the recently introduced SAP system.

In-store standards are being improved to give consistency across the chain.

Homebase will continue to open new stores. At 30 September 2003, it had 273 stores, having opened two, closed two and relocated two during the first half of the year. For the full year, Homebase plans to open seven stores, close two and relocate three stores.

Enhance and extend its home furnishings offer. The Homebase brand and customer franchise allow it to differentiate itself from its competitors to develop beyond DIY into the long-term growth areas of furniture and homewares. Since acquisition, there has been much progress here.

New kitchen and bathroom ranges have now been rolled out to around 200 stores.

An additional 16 mezzanines were added in the first half, bringing the total to 52. As previously stated, the mezzanine floors provide additional space for kitchens, bathrooms and furniture, give about a 15% uplift in sales and an attractive return on investment. About 15 new mezzanines will be added in the second half.

A new home furnishings range, called miHome, has been trialled in ten stores since September 2003, offering a modern, quality product at very competitive prices. New merchandising techniques and different space allocation have also been trialled on four mezzanine floors since October 2003. Results from both of these initiatives will be incorporated into mezzanine plans for the next financial year.

Leveraging the scale and expertise of ARG. The degree of overlap between Argos and Homebase in products, suppliers and skills means that there are significant gains to be achieved over time by working closely together in many areas.

Supply chain improvements are under way at Homebase. At the time of acquisition, ARG identified at least £20m of annual synergies, primarily from scale benefits and direct importing. At least £5m of savings should be achieved in the current financial year, primarily through terms harmonisation between Argos and Homebase.

Personal loans and a new store card have been launched at Homebase, using the same infrastructure and systems as Argos. Over time, these are expected to drive product sales, especially of big ticket items, by providing Homebase customers with a flexible and competitive credit offer.

Improved home delivery processes have been introduced, reducing customer delivery times and increasing store efficiency. A longer-term solution is being developed building on Argos' expertise.

Financial review
In the seven months to September 2003, Homebase increased its sales by 4%, or 2% on a like-for-like basis. Although in general the DIY market slowed in the second quarter, good sales performances were seen from kitchens, bathrooms and garden. Gross margins were in line with the same period last year.

Operating profit was £71.5m in the seven months to 30 September 2003. This is after additional costs in respect of depreciation and rates, mainly driven by the year-on-year impact of the roll-out of mezzanines, together with costs of change of approximately £3m. A similar cost is expected here in the second half.

Financial Services

6 months to 30 September	2003 £m	2002[1] £m
Sales	25	14
Operating loss	(3.3)	(6.2)

1. Restated to exclude discontinued Home shopping activities.

ARG Financial Services works closely with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales. By doing so, it is also building a customer base to which it can cross-sell a range of financial products, such as personal loans and insurance.

The Argos store card continued its strong performance during the first half of the year, funding 9% of Argos sales. The Argos personal loans book more than doubled during the first half. Homebase introduced its personal loan offer in April 2003 and further revenue investment is expected in the second half of the year to support both this and the new Homebase store card, which was launched in October 2003.

At 30 September 2003, the gross loan book at ARG Financial Services was £271m, up from £192m at the beginning of the financial year.

Wehkamp

6 months to 30 September	2003 £m	2002[1] £m	Change at constant FX rates
Sales	117	107	(1%)
Operating profit	10.9	10.7	(8%)
Operating margin	9.3%	10.0%	

1. Restated to exclude discontinued Swedish home shopping activities.

Sales and operating profit at Wehkamp, the leading home shopping brand in Holland, were 1% and 8% lower in euros. This reflects the difficult economy and retail sector in the Netherlands and increased competition in the Dutch home shopping market. Sales through Wehkamp's website continue to grow, reaching 20% of total revenue compared to 14% in the same period last year.

Discontinued activities

On 27 May 2003, GUS announced the disposal for about £590m of its Home shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business. The disposal was unconditional in the United Kingdom. Gross disposal proceeds of £450m have been received and the balance of about £140m is due in May 2006.

EXPERIAN

6 months to 30 September	Sales		Operating profit	
	2003 £m	2002 £m	2003 £m	2002 £m
Experian North America	365	355	93.9	80.6
Experian International	273	223	51.8	37.5
Total	638	578	145.7	118.1
Operating margin			22.8%	20.4%

Experian had another successful six months. At constant exchange rates, sales increased by 13% and operating profit by 28%. Experian continued to generate very strong cash flow in the first half.

Additional segmental information on Experian is given in Appendix Two.

Strategic review

Experian has a clear global strategy for growth, against which further advances were made in the first half.

Build on core businesses. Experian continues to win new business, including major database contracts in North America and the contract to support the national UK launch of Marks & Spencer's '&more' combined credit and loyalty card. It also continues to gain share in new markets such as Spain.

Sell new solutions. Product innovation is key to Experian in driving growth and winning share. Further investment was made in the first half in R&D and new product development.

Grow by targeted acquisitions. In the financial year to date, Experian has spent over £100m on acquisitions. These build on its core competencies (managing large databases and building specialist analytical solutions), enabling Experian to leverage its assets and skills more widely. Acquisitions bring new data or new products; they take Experian into new geographical or vertical markets; and they strengthen core operations by improving efficiencies.

Experian North America

6 months to 30 September	2003 £m	2002 £m	Change at constant FX rates
Sales	365	355	10%
Operating profit	93.9	80.6	25%
Of which:			
- Direct business	70.0	65.5	15%
- FARES	23.9	15.1	69%
Operating margin	25.7%	22.7%	

In the first six months, Experian North America generated record sales and profits, with sales up by 10% and operating profit by 25% in dollars.

Operational review

Emerging businesses grew strongly in the first half, including business information, credit solutions, fraud solutions and Consumer Direct. The latter grew sales in the first half by over 60%, accounting for 14% of Experian North America sales. Experian further reinforced its market leadership by becoming the premier provider of consumer credit services to the major Internet portals, including Yahoo, AOL and MSN. At the end of the period, 1.64m consumers used the annual subscription service.

There was good progress on the acquisition and integration of affiliate credit bureaux. During the first half, an additional seven affiliates were purchased, bringing the total to 18 at a cost of $100m.

The Transamerica real estate tax service and flood hazard certification businesses were acquired in early October by FARES, Experian's 20% owned real estate information joint venture. GUS contributed $75m of the total purchase price of $375m. When combined with FARES' existing activities, the acquisition gives market leadership and is expected to deliver annual synergies in excess of $50m over the next 18 months. This acquisition is expected to be a major factor offsetting the impact on the profit of FARES of the current slowdown in the mortgage refinancing market.

Financial review

In dollars, sales in Credit Information and Solutions, which account for nearly 70% of North America sales, together grew by 14%. The main contributions to this growth were from Consumer Direct, the acquisitions of its affiliate bureaux and strength in the mortgage market although, as anticipated, this slowed as the half progressed.

In dollars, sales in Marketing Information and Solutions (nearly 25% of sales) together grew by 3%. Marketing Information sales were lower than last year, affected by continued weakness in the direct marketing industry, especially in the catalogue and retail sectors. However, Experian achieved growth in Marketing Solutions in particular by delivering some large database management projects for clients in the telecommunications, retail and financial services sectors.
Operating profit increased by $30m or 25% to $152m. FARES had a record half, contributing $16m of this growth. It benefited from the exceptionally strong mortgage market and has now begun to reduce cost levels as this slows.

Excluding FARES, operating profit grew by 15%, expanding the operating margin by 0.8% to 19.2%. Although there were significant increases in cost categories such as information security, insurance and healthcare, tight controls over all other costs remained in place.

Experian International

6 months to 30 September	2003 £m	2002 £m	Change at constant FX rates
Sales	273	223	18%
Operating profit	51.8	37.5	36%
Operating margin	19.0%	16.8%	

Experian International, which accounts for over 40% of total Experian sales, again generated double-digit growth in sales and profits, with an increase in sales of 18% and operating profit of 36% at constant exchange rates. Acquisitions, net of disposals, contributed 11% to sales growth. Underlying sales in the UK continued to grow at double-digit rates.

Operational review

Experian International won two significant multi-year, multi-million pound account processing contracts, one renewing a four-year partnership with *Morgan Stanley* and the other a five-year contract supporting *Marks & Spencer* in the national launch of its '&more' combined credit and loyalty card. Experian has a unique range of services which enable a complex project such as the '& more' launch. This included the conversion of 2.6m accounts from store cards to combined credit and loyalty cards during the month of October.

There has been good progress in integrating recent acquisitions, including Nordic Info Group and Experian-Scorex. Both are delivering the financial and operational benefits expected at the time of acquisition. The integration of Experian-Scorex has created a global decision solutions company. Experts in each region, supported by global product development, consultancy and marketing give Experian-Scorex consistent products, greater global knowledge and most importantly speed to market across the world. For example, Experian-Scorex is helping financial institutions with their obligations under the Basel II Capital Accord.

Financial review

Excluding acquisitions and disposals, sales of Credit Information and Credit Solutions together grew by 12%. This was driven by strong growth in consumer lending in the UK, by high demand for value-added products throughout the region and for credit information in Spain and France in particular.

Sales of Marketing Information and Marketing Solutions together grew by 17%. Despite a difficult background in the direct marketing industry in the UK, Experian drove growth outside its core financial services clients, especially in insurance and business-to-business marketing.

In Outsourcing, excluding the previously anticipated completion of a three-year contract with one client in France, underlying sales were up 2% (down 7% including this contract last year). Experian continued to win contracts in business process outsourcing, call centres and card processing, especially in France, for clients including Credit Lyonnais.

At constant exchange rates, operating profit at Experian International increased by 36% in the first half, with the margin increase driven almost equally by first time contributions from acquisitions and by progress in the underlying business, especially changing mix and cost reduction efforts. Experian International has also been rationalising underperforming activities, such as outplacement in Holland and cheque printing in France.

BURBERRY

GUS has a majority stake in Burberry Group plc. The following is an abridged version of the latter's Interim Results announcement released on 18 November 2003.

6 months to 30 September	2003 £m	2002 £m	Change at constant FX rates
Sales	321	274	17%
Operating profit	66.9	55.1	21%
Operating margin	20.8%	20.1%	

Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea.

Burberry performed strongly over the first half, both in terms of financial results and strategic progress. This was despite challenging macro-economic, political and health-related factors. It continued to drive the business through implementing its key growth strategies by product, region and channel.

Operational review

By product

Burberry enjoyed progress in all major product categories, with the fastest growth in menswear, reflecting design and merchandising efforts. Womenswear showed continued strength across its product range. With the softness in travel and tourist related sales, which affected the luxury goods industry generally, accessories' share of the sales mix was broadly unchanged, in line with expectations. Burberry Brit, the new fragrance, was launched in the US and Europe during early Autumn, generating a strong response from consumers.

By region

Burberry continues to extend its global reach, opening, often with partners, six more outlets in China, a store in Kuwait and from early 2004, a second store in Tokyo and a first in Moscow.

Throughout the first half, the US was consistently the best performing market. Sales growth in Spain resumed, reflecting repositioning efforts in that market. Effective September 2003, Burberry assumed the direct role of managing and monitoring the non-apparel licensees in Japan. Other European and Asian markets generally experienced varying degrees of recovery during the first half.

By distribution channel

Retail sales increased 25% in the first half (20% on an underlying basis), driven primarily by new stores. Burberry opened three stores in the first half, including Milan, its first in Italy. At 30 September 2003, Burberry operated 136 retail locations. A further six openings are scheduled for the second half of the year.

Wholesale revenues increased by 14% during the half (13% on an underlying basis), driven by double-digit gains for the Autumn/Winter 2003 season. On the basis of the orders received to date, Burberry anticipates mid to high single-digit sales growth for the Spring/Summer 2004 season.

Licensing revenues in the first half increased by 13% (15% underlying), reflecting increases in certain royalty rates and single-digit volume gains in Japan, as well as strong sales gains by global product licensees including fragrances, eyewear and children's apparel.

Financial review

Total sales in the first half increased by 17%, or by 16% on an underlying basis. At constant exchange rates, operating profit increased by 21% to £66.9m. Gross margin at 55.6% was stable while the expense ratio improved, reflecting focused cost control and expense leverage. Operating margin expanded from 20.1% to 20.8%.

SOUTH AFRICAN RETAILING

6 months to 30 September	2003 £m	2002 £m	Change at constant FX rates
Sales	73	54	6%
Operating profit	19.8	13.8	11%
Operating margin	27.0%	25.6%	

As stated in May 2003, GUS intends, subject to market conditions, to arrange a partial IPO for its South African Retailing business on the JSE Securities Exchange during calendar 2004. This process is on track. The business operates 399 Lewis furniture stores, 45 Best Electric stores and offers consumer insurance and related financial services.

Sales in rand increased by 6% in the first half, driven by further improvements in the merchandise offers and marketing strategies, together with better economic conditions. Consumer confidence in South Africa has improved during the last six months with reductions in taxes and lower inflation and interest rates.

Operating profit in rand grew by 11%, with a further 1.4% improvement in the operating margin. Growth in financial services, lower repossession losses and ongoing cost saving initiatives all contributed to this very healthy performance. The business also produced strong cash flow.

The rand strengthened in the first half of the year from an average rate of £1=R15.8 in 2002 to R12.2 in 2003. This increased reported sales by £17m and operating profit by £4.5m. The rate at 30 September 2003 was £1=R11.6 (2002: R16.5).

OTHER BUSINESSES

6 months to 30 September	Operating profit/(loss)	
	2003[1] £m	2002 £m
Property	15.0	12.6
Finance	-	4.0
gusco.com	-	(1.4)
Central costs	(9.8)	(9.2)

1. As previously announced, from 1 April 2003, the results of the Finance Division and gusco.com have been included in central costs as they are so small.

Property

The joint venture with The British Land Company plc had a successful first half. It sold a further 15 properties, raising £48m, which was used to repay borrowings. GUS' 50% share of operating profit was ahead of the same period last year, as gains on disposal were achieved due to the general upturn in the retail property market. Increasing rents from the remaining portfolio offset the fall in rental income from sold properties. At 30 September 2003, the portfolio of 104 properties was valued at £761m. GUS' investment in the joint venture, including its loans to the venture, was £192m.

After the period end, GUS has sold its equity stake in the joint venture for £120m. In addition, outstanding loans by GUS to the joint venture have been fully repaid. It is anticipated that an exceptional loss of approximately £5m will be booked in the second half of the year to reflect this transaction.

Central costs

The wind down of the General Guarantee Finance loan book was largely completed by 31 March 2003, and all securitised debt repaid by that date. At 30 September 2003, GGF's outstanding advances, net of provisions, were £24m. MyPoints Europe, the only remaining investment in gusco.com, was sold in September 2003.

INTEREST COSTS

Interest costs were £14m higher than last year. This largely reflects the acquisition of Homebase (£22m increase in interest costs), partly offset by the interest benefit arising on the proceeds from the disposal of the Home shopping businesses (£8m).

EXCEPTIONAL ITEMS

6 months to 30 September	**2003 £m**	**2002 £m**
Net profit on partial IPO of Burberry	-	139.3
Loss on sale of businesses	(15.6)	(1.3)
Total (charge)/profit	**(15.6)**	**138.0**

During the first half, the exceptional costs related to the sale of the Home shopping businesses. The total sum of £15.6m is made up of £10.9m from the write-off of goodwill on businesses that formed part of the activities sold and £4.7m from transaction and other related costs.

CASH FLOW AND NET DEBT

The Group's free cash flow during the first half was £258m, compared to £226m in the same period last year. After the payment of dividends, acquisitions and disposals, there was a net cash inflow of £503m for the first half, compared to £120m in the same period last year. Net debt was £1,513m at 30 September 2003.

APPENDIX ONE – *Restated sales and profit*

The Home shopping and Reality businesses were sold in May 2003. The tables below restate sales and profits for the six months to 30 September 2002 between continuing and discontinued activities.

ARG – Restated sales

Six months to 30 September 2002 £m	As reported	Restated
Argos	1,284	1,218
Home Shopping UK & Ireland	704	-
Financial Services	14	14
Home Shopping Continental Europe	128	107
Continuing activities	**2,130**	**1,339**
Discontinued activities	-	791
Total	**2,130**	**2,130**

ARG – Restated operating profit

Six months to 30 September 2002 £m	As reported	Restated
Argos	52.1	58.0
Home Shopping UK & Ireland	9.5	-
Financial Services	2.2	(6.2)
Home Shopping Continental Europe	12.4	10.7
Continuing activities	**76.2**	**62.5**
Discontinued activities	-	13.7
Total	**76.2**	**76.2**

GUS – Restated sales and operating profit

Six months to 30 September 2002 £m	Sales	Operating profit
ARG	1,339	62.5
Experian	578	118.1
Burberry	274	55.1
Other	56	19.8
Continuing activities	**2,247**	**255.5**
Discontinued activities (ARG)	791	13.7
Total	**3,038**	**269.2**
Net interest		(22.4)
Profit before amortisation of goodwill, exceptional items and taxation		**246.8**

APPENDIX TWO - *Additional information on Experian*

Sales for Experian North America

6 months to 30 September	2003 $m	2002 $m	Change
Credit			
- Information	360	314	15%
- Solutions	48	43	11%
Total	408	357	14%
Marketing			
- Information	63	68	(8%)
- Solutions	77	68	14%
Total	140	136	3%
Outsourcing	43	44	(3%)
Sales	**591**	**537**	**10%**

Sales for Experian International

6 months to 30 September	2003 £m	2002 £m	Underlying change[1]
Credit			
- Information	68	45	10%
- Solutions	85	69	14%
Total	153	114	12%
Marketing			
- Information	29	25	16%
- Solutions	17	14	18%
Total	46	39	17%
Outsourcing[2]	75	71	(7%)
Discontinued activities/eliminations	(1)	(1)	-
Sales	**273**	**223**	**7%**

1. Excluding major acquisitions and disposals and at constant exchange rates.
2. Excluding the previously anticipated completion of a three-year contract with one client in France, Outsourcing sales were up 2%.

Group profit and loss account

for the six months ended 30 September 2003

	Six months to 30.9.03 Before Exceptional Items £m	Six months to 30.9.03 Exceptional Items (Note 3) £m	Six months to 30.9.03 Total £m	Six months to 30.9.02 £m	Year to 31.3.03 £m
Turnover	3,771	-	3,771	3,038	7,146
Continuing operations	3,502	-	3,502	2,247	5,473
Discontinued operations	269	-	269	791	1,673
Cost of sales	(2,137)	-	(2,137)	(1,718)	(4,130)
Gross profit	1,634	-	1,634	1,320	3,016
Net operating expenses before goodwill charge	(1,285)	-	(1,285)	(1,105)	(2,408)
Goodwill charge	(91)	-	(91)	(56)	(162)
Net operating expenses	(1,376)	-	(1,376)	(1,161)	(2,570)
Operating profit	258	-	258	159	446
Continuing operations	258	-	258	145	430
Discontinued operations	-	-	-	14	16
Share of operating profit of BL Universal PLC (joint venture)	15	-	15	13	26
Share of operating profit of associated undertakings	26	-	26	19	44
Trading profit	299	-	299	191	516
Profit on Initial Public Offering of Burberry– continuing operations	-	-	-	161	161
Disposal of Home Shopping and Reality businesses – discontinued operations:					
Provision for loss on disposal	-	-	-	-	(210)
Realised loss on disposal	-	(226)	(226)	-	-
Less: utilisation of provision	-	210	210	-	-
	-	(16)	(16)	-	-
Loss on sale of other businesses– continuing operations	-	-	-	(1)	-
Profit on ordinary activities before interest	299	(16)	283	351	467
Net interest	(36)	-	(36)	(22)	(58)
Profit on ordinary activities before taxation	263	(16)	247	329	409
Tax on profit on ordinary activities					
- UK			(62)	(36)	(95)
- Overseas			(23)	(18)	(46)
			(85)	(54)	(141)
Profit on ordinary activities after taxation			162	275	268
Equity minority interests			(10)	(7)	(17)
Profit for the period			152	268	251
Dividends			(80)	(68)	(232)
Retained profit for the period			72	200	19
Profit before amortisation of goodwill, exceptional items and taxation - £m			354	247	642
Earnings per share					
- Basic			15.3p	26.9p	25.1p
- Diluted			15.2p	26.7p	25.0p
Earnings per share before amortisation of goodwill and exceptional items					
- Basic			26.0p	18.0p	47.8p
- Diluted			25.7p	17.8p	47.5p
Dividend per share			8.0p	6.9p	23.3p

GUS plc

Statement of total recognised gains and losses

for the six months ended 30 September 2003

	Six months to 30.9.03 £m	Six months to 30.9.02 £m	Year to 31.3.03 £m
Profit for the period	**152**	268	251
Revaluation of properties	**3**	7	15
Currency translation differences	**46**	31	71
Total recognised gains and losses for the period	**201**	306	337

Reconciliation of movement in shareholders' funds

for the six months ended 30 September 2003

	Six months to 30.9.03 £m	Six months to 30.9.02 £m	Year to 31.3.03 £m
Profit for the period	**152**	268	251
Dividends - Interim	**(80)**	(68)	(68)
- Final	**-**	-	(164)
	72	200	19
Goodwill on disposals	**11**	3	19
Shares issued under option schemes	**20**	-	3
Shares cancelled on purchase	**-**	-	(1)
Revaluation of properties	**3**	7	15
Currency translation differences	**46**	31	71
	152	241	126
Opening shareholders' funds	**2,543**	2,417	2,417
Closing shareholders' funds	**2,695**	2,658	2,543

Analysis of net borrowings

at 30 September 2003

	30.9.03 £m	30.9.02 £m	31.3.03 £m
Cash and other liquid resources	**341**	213	283
Debt due within one year	**(177)**	(569)	(678)
Finance leases	**(16)**	(9)	(19)
Debt due after more than one year	**(1,661)**	(828)	(1,672)
Net debt at end of period	**(1,513)**	(1,193)	(2,086)
Non-recourse borrowings	**-**	(83)	-
Net borrowings at end of period	**(1,513)**	(1,276)	(2,086)

GUS plc

Group balance sheet

at 30 September 2003

		30.9.03 £m	30.9.02 £m	31.3.03 £m
Fixed assets				
Goodwill		2,388	1,530	2,436
Other intangible assets		174	181	178
Tangible assets		1,064	884	1,043
Investment in joint venture		192	205	210
Other investments		118	132	128
		3,936	2,932	3,995
Current assets				
Stocks		757	650	853
Debtors	- due within one year	1,083	1,777	1,803
	- due after more than one year	450	212	265
	- total	1,533	1,989	2,068
Securitised receivables		-	145	-
Less: non-recourse borrowings		-	(83)	-
		-	62	-
Investments		126	62	109
Bank balances and cash		365	262	243
		2,781	3,025	3,273
Creditors				
Amounts due within one year		(1,983)	(2,180)	(2,699)
Net current assets		798	845	574
Total assets less current liabilities		4,734	3,777	4,569
Creditors - amounts due after more than one year		(1,788)	(908)	(1,791)
Provisions for liabilities and charges		(147)	(123)	(138)
Net assets		2,799	2,746	2,640
Capital and reserves				
Called up share capital		253	252	252
Share premium account		25	3	6
Revaluation reserve		115	126	131
Profit and loss account		2,302	2,277	2,154
Shareholders' funds		2,695	2,658	2,543
Minority interests		104	88	97
Capital employed		2,799	2,746	2,640

GUS plc

Group cash flow statement

for the six months ended 30 September 2003

	Six months to 30.9.03 £m	Six months to 30.9.02 £m	Year to 31.3.03 £m
Cash flow from operating activities			
Operating profit	258	159	446
Depreciation and amortisation charges	240	168	407
Change in working capital	(53)	(50)	7
	445	277	860
Dividends received from associated undertakings	31	12	24
Returns on investments and servicing of finance	(17)	19	(11)
Taxation	(60)	(57)	(141)
Capital expenditure	(158)	(165)	(329)
Financial investment	13	(25)	(13)
Acquisition of subsidiaries	(49)	(150)	(1,241)
Disposal of subsidiaries	445	243	239
Dividends paid	(164)	(151)	(220)
Cash inflow/(outflow) before management of liquid resources and financing	486	3	(832)
Management of liquid resources	54	(27)	(134)
Financing - issue of shares	20	-	3
- purchase of own shares for cancellation	-	-	(1)
- change in debt and lease financing	(449)	39	934
Increase/(decrease) in cash	111	15	(30)
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash	111	15	(30)
Cash outflow/(inflow) from movement in debt and lease financing	449	(39)	(934)
Cash (inflow)/outflow from movement in liquid resources	(54)	27	134
Movement in net debt resulting from cash flows	506	3	(830)
Loans and finance leases acquired with subsidiary	-	-	(2)
New finance leases	(3)	(1)	(7)
Exchange movements	70	89	37
Movement in net debt	573	91	(802)
Net debt at beginning of period	(2,086)	(1,284)	(1,284)
Net debt at end of period	(1,513)	(1,193)	(2,086)

GUS plc

Divisional analysis

for the six months ended 30 September 2003

	Turnover			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.03	30.9.02 (Restated) (Note 2)	31.3.03 (Restated) (Note 2)	**30.9.03**	30.9.02 (Restated) (Note 2)	31.3.03 (Restated) (Note 2)
	£m	£m	£m	**£m**	£m	£m
Argos Retail Group						
Continuing operations:						
Argos	**1,390**	1,218	3,048	**73.9**	58.0	240.8
Homebase*	**938**	-	251	**71.5**	-	2.2
Financial Services	**25**	14	34	**(3.3)**	(6.2)	(13.1)
Wehkamp	**117**	107	228	**10.9**	10.7	19.9
	2,470	1,339	3,561	**153.0**	62.5	249.8
Discontinued operations	**269**	791	1,673	**-**	13.7	35.3
	2,739	2,130	5,234	**153.0**	76.2	285.1
Experian						
Experian North America	**365**	355	718	**93.9**	80.6	171.5
Experian International	**273**	223	483	**51.8**	37.5	84.9
	638	578	1,201	**145.7**	118.1	256.4
Burberry	**321**	274	594	**66.9**	55.1	116.7
South African Retailing	**73**	54	114	**19.8**	13.8	31.8
Property	**-**	-	-	**15.0**	12.6	25.9
Central activities	**5**	9	18	**(9.8)**	(6.6)	(15.4)
Inter-divisional turnover (principally Experian)	**(5)**	(7)	(15)			
	3,771	3,038	7,146	**390.6**	269.2	700.5
Net interest				**(36.2)**	(22.4)	(58.1)
Profit before amortisation of goodwill, exceptional items and taxation				**354.4**	246.8	642.4
Amortisation of goodwill (Note 2)				**(91.4)**	(56.0)	(142.9)
Exceptional items (Note 3)				**(15.6)**	138.0	(90.1)
Profit before taxation				**247.4**	328.8	409.4

* The results of Homebase for the current period are in respect of the seven months to 30 September 2003.

Geographical analysis

for the six months ended 30 September 2003

	Turnover			Divisional profit		
	Six months to		Year to	Six months to		Year to
	30.9.03	30.9.02	31.3.03	**30.9.03**	30.9.02	31.3.03
	£m	£m	£m	**£m**	£m	£m
United Kingdom & Ireland	**2,876**	2,246	5,338	**229.4**	135.9	416.8
Continental Europe	**337**	286	669	**32.4**	25.2	47.1
North America	**434**	411	860	**98.5**	83.6	185.8
Rest of World	**124**	95	279	**30.3**	24.5	50.8
	3,771	3,038	7,146	**390.6**	269.2	700.5

GUS plc

Notes to the interim financial statements

for the six months ended 30 September 2003

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2003 and 30 September 2002 and the audited results for the twelve months ended 31 March 2003. The financial information for the twelve months ended 31 March 2003 has been extracted from the Group's statutory financial statements for that year. The interim financial statements are unaudited and do not constitute statutory accounts but have been f ormally reviewed by the auditors and their report is set out on page 29.

2. Divisional analysis

On 27 May 2003 the Group announced the disposal of its Home Shopping and Reality businesses and, accordingly, the results of these operations are classified as discontinued. To give an indication of ongoing profitability, continuing and discontinued operations are now separately reported within the results of Argos Retail Group with comparative figures restated. As the completion statements in respect of th e sold businesses are still subject to agreement, the profits and losses of the discontinued operations for the current period will be reported in the Group's statutory financial statements for the year to 31 March 2004. The results of the discontinued operations in the comparative periods are analysed below:

	Turnover		Profit before taxation	
	Six months to 30.9.02	Year to 31.3.03	Six months to 30.9.02	Year to 31.3.03
Discontinued operations	£m	£m	£m	£m
Argos	66	144	(5.9)	(2.6)
Home Shopping UK & Ireland	704	1,482	9.5	15.4
Financial Services	-	-	8.4	17.7
Home Shopping Continental Europe	21	47	1.7	4.8
	791	1,673	13.7	35.3

Comparative figures for Homebase for the year ended 31 March 2003 cover the post acquisition period from 20 December 2002.

As previously announced, from 1 April 2003 the results for the Finance Division and gusco.com are reported within Central activities, which also includes Central costs. Comparative figures have been restated. For the six months ended 30 September 2002 and the year ended 31 March 2003 respectively, turnover of £9m and £18m and profits of £4.0m and £6.6m for the Finance Division, and losses of £1.4m and £2.7m in respect of gusco.com, are included within Central activities.

	Six months to		Year to
	30.9.03	30.9.02	31.3.03
The amortisation of goodwill is analysed as follows:	**£m**	£m	£m
Argos Retail Group	**63**	44	99
Experian	**24**	9	38
Burberry	**4**	3	6
	91	56	143

There was a further goodwill charge of £19m in the year ended 31 March 2003 which rela ted to goodwill, previously written off to reserves, on the closure of Innovations.

Notes to the interim financial statements (continued)

for the six months ended 30 September 2003

3. Exceptional items	Six months to **30.9.03** **£m**	Six months to 30.9.02 £m	Year to 31.3.03 £m
Exceptional items comprise:			
Continuing operations			
Profit on Initial Public Offering of Burberry	-	161	161
Cost of employee share schemes in connection with the Initial Public Offering of Burberry	-	(22)	(22)
	-	139	139
Loss on sale of businesses	-	(1)	-
	-	138	139
Discontinued operations			
Disposal of Home Shopping and Reality businesses:			
Provision for loss on disposal	-	-	(210)
Realised loss on disposal	**(226)**	-	-
Less: utilisation of provision	**210**	-	-
	(16)	-	-
	(16)	-	(210)
Impairment of goodwill	-	-	(19)
	(16)	-	(229)
Exceptional (charge)/profit	**(16)**	138	(90)

The disposal of Home Shopping and Reality businesses was announced on 27 May 2003. The provision for loss on disposal charged in the year ended 31 March 2003 represented the difference between the sale proceeds of £590m and the net assets sold of approximately £800m, subject to the agreement of the completion statements. The further charge in the six months ended 30 September 2003 relates to professional and other costs associated with the transaction, such as the resulting reorganisation of the Argos Retail Group shared services infrastructure, and the charge of £11m in respect of goodwill previously written off to reserves.

The impairment of goodwill in the year ended 31 March 2003 related to goodwill, previously written off to reserves, on the closure of Innovations.

4. Taxation

The effective rate of tax, before amortisation of goodwill, loss on sale of businesses and the profi t, in the comparative period, on the Initial Public Offering of Burberry, is based on the estimated tax charge for the full year at a rate of 23.9% (2003: 22.7%).

5. Foreign currency	Average – Six months to **30.9.03**	Average – Six months to 30.9.02	Average – Year to 31.3.03	Closing **30.9.03**	Closing 30.9.02	Closing 31.3.03
The principal exchange rates used were as follows:						
US dollar	**1.62**	1.51	1.55	**1.66**	1.57	1.58
Euro	**1.43**	1.59	1.55	**1.43**	1.59	1.45
South African rand	**12.16**	15.76	14.89	**11.59**	16.52	12.48

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

GUS plc

Notes to the interim financial statements (continued)

for the six months ended 30 September 2003

6. Basic and diluted earnings per share	Six months to 30.9.03 pence	30.9.02 pence	Year to 31.3.03 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**26.0**	18.0	47.8
Effect of amortisation of goodwill	**(9.1)**	(5.6)	(14.3)
Effect of exceptional items	**(1.6)**	14.5	(8.4)
Basic earnings per share	**15.3**	26.9	25.1

The calculation of basic earnings per share is based on profit for the period divided by the weighted average number of Ordinary shares in issue during the period. Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

	Six months to 30.9.03 £m	30.9.02 £m	Year to 31.3.03 £m
Earnings before amortisation of goodwill and exceptional items	**259**	179	476
Effect of amortisation of goodwill	**(91)**	(56)	(142)
Effect of exceptional items	**(16)**	145	(83)
Profit for the period	**152**	268	251

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

	30.9.03 m	30.9.02 m	31.3.03 m
Weighted average number of Ordinary shares in issue during the period*	**997.1**	995.7	995.9
Dilutive effect of options outstanding	**8.9**	8.3	7.3
Diluted weighted average number of Ordinary shares in issue during the period	**1,006.0**	1,004.0	1,003.2

* Excluding those held by The GUS ESOP Trust, The GUS ESOP Trust No. 2 and The GUS ESOP Trust No. 3.

7. Dividend

The interim dividend will be paid on 6 February 2004 to shareholders on the Register at the close of business on 9 January 2004.

8. Directors' responsibilities

The maintenance and integrity of the GUS plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibilities for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Independent review report to GUS plc

Introduction

We have been instructed by GUS plc to review the financial information of GUS plc and its subsidiaries ("the Group"), which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the analysis of net borrowings, the Group balance sheet, the Group cash flow statement, the divisional analysis, the geographical analysis and the notes to the interim financial statements. We have read the other information contained in the interim report and c onsidered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 199 9/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for GUS plc for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made t o the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Manchester

20 November 2003

GUS

Interim Report

Six months ended 30 September 2003

Highlights

- Record interim profits, with a 44% increase in profit before amortisation of goodwill, exceptional items and taxation to £354m (2002: £247m)
- Profit before tax £247m (2002: £329m)
- 44% increase in basic earnings per share before amortisation of goodwill and exceptional items to 26.0p (2002: 18.0p)
- Basic earnings per share 15.3p (2002: 26.9p)
- Net debt reduced by £0.6bn to £1.5bn
- 16% increase in the interim dividend to 8.0p (2002: 6.9p)
- Argos Retail Group: Argos sales up 14% and profit up 27%; good operational progress at Homebase
- Experian: sales up 13% and profit up 28% at constant exchange rates
- Burberry: sales up 17% and profit up 21% at constant exchange rates

Contents

0 A

Chairman's statement

GUS has delivered an excellent performance during this first six months, with profits up 44% on the same period last year.



Sir Victor Blank
Chairman

Even after excluding the impact of our acquisition of Homebase and the sale of our home shopping businesses, GUS profits rose by an impressive 27%. This was the sixth consecutive half-year of profit growth of more than 10%.

Since 2000, we have significantly re-shaped and strengthened the Group. Each of our businesses is already – or has the potential to be – a leader in its chosen sector. Each operates in growth markets and each benefits from a growing reputation and high quality management.

One of the hallmarks of GUS today is the strength and quality of its senior management teams. Our role at the centre is to support them in developing strong and ambitious strategic plans, while providing the businesses with the resource to implement those plans. As a result, we invest heavily in people, in infrastructure and in new business opportunities. We also make sure that there is a momentum to the strategic development of each business and to the shape of the Group, enabling us to ensure that value is built for shareholders.

We have recently sharpened our strategic focus further with the sale of our investment in the property joint venture with British Land and our decision to sell a further 10% stake in Burberry. This will bring in approximately £340m of cash. We also continue to plan a partial flotation of our South African retailing business during 2004.

Furthermore, our businesses generate cash and we have a strong balance sheet. This has enabled us to announce an increase in our interim dividend of 16% and allows us to review the possibility of returning surplus funds to shareholders.

Finally, I would like to acknowledge the tremendous contribution that everyone at GUS has made towards achieving these record half-year profits.

Sir Victor Blank
Chairman
20 November 2003

Chief executive's review

In the first half of the current financial year, GUS has generated record interim profits, strong free cash flow and demonstrated continuing strategic and operational progress in its major businesses.



John Peace
Group Chief Executive

Record interim profits
Group profit before amortisation of goodwill, exceptional items and taxation was £354m, an increase of 44% compared to the same period last year. Even after adjusting for major acquisitions and disposals, profit still grew by 27%. This is the sixth consecutive half-year where profit has increased by more than 10% over the comparative period.

Strong free cash flow
Free cash flow of £258m was generated in the first half despite substantial investment in the main businesses. Capital expenditure was £158m and a further £80m was invested in the store card and personal loan books in Argos and Homebase.

Continuing strategic progress
GUS continues to reposition its portfolio of businesses and focus on fewer activities. A major step during the first half of the year was the sale for about £590m of the Home shopping businesses in the UK, Ireland and Sweden and Reality, the logistics and customer care business in the UK. This has been followed by the sale of the 50% stake in GUS' property joint venture, announced earlier this week, for a total of £163m. These proceeds provide a highly satisfactory final step in the process of running down the Group's investment property portfolio. The cash released from these disposals, together with the wind down of the Finance division, has been partly redeployed in infill acquisitions, mainly in Experian.

The planned partial IPO for South African Retailing, announced in May 2003, is on track for calendar 2004, subject to market conditions. This will enable GUS to release some value for shareholders, while enhancing the development opportunities for the South African business.

Continuing operational progress
Argos, Experian and Burberry all reported record interim profits as each pursued its clear strategy for growth. Homebase is making considerable progress in strengthening its business and building a platform for future long-term growth.

Financial summary

6 months to 30 September	Sales 2003 £m	Sales 2002 £m	Profit before taxation 2003 £m	Profit before taxation 2002 £m
Argos Retail Group[1]	**2,470**	1,339	**153.0**	62.5
Experian	**638**	578	**145.7**	118.1
Burberry	**321**	274	**66.9**	55.1
Other	**73**	56	**25.0**	19.8
Continuing activities	**3,502**	2,247	**390.6**	255.5
Discontinued activities (ARG)[1]	**269**	791	**–**	13.7
Total	**3,771**	3,038	**390.6**	269.2
Net interest			**(36.2)**	(22.4)
Profit before amortisation of goodwill, exceptional items and taxation			**354.4**	246.8
Amortisation of goodwill			**(91.4)**	(56.0)
Exceptional items			**(15.6)**	138.0
Profit before taxation			**247.4**	328.8
Earnings per share before amortisation of goodwill and exceptional items			**26.0p**	18.0p
Reported earnings per share			**15.3p**	26.9p

1 As the completion statements in respect of the sold businesses are still subject to agreement, the profits and losses of the discontinued operations for the current period will be reported in the Group's statutory financial statements for the year to 31 March 2004.

Increased interim dividend

The Board has announced a 16% increase in the interim dividend to 8.0p (2002: 6.9p).

Sale of shares in Burberry Group plc

As announced yesterday, GUS has agreed to sell a 10% stake in Burberry in order to improve the liquidity in Burberry shares. With its 67% holding, GUS remains a committed investor in Burberry.

The proceeds of approximately £180m will be used initially to reduce debt. The Board of GUS now plans to review the possibility of returning surplus funds to shareholders, while at the same time ensuring a strong balance sheet and credit rating.

Group results

In the six months to 30 September 2003, sales grew by 24% to £3,771m. Profit before amortisation of goodwill, exceptional items and taxation increased by 44% to £354m, compared to £247m in the same period last year. Profit growth was 27%, excluding Homebase, the ARG discontinued activities and the associated impact on interest.

Earnings per share before amortisation of goodwill and exceptional items increased by 44% to 26.0p (2002: 18.0p). The Group's effective tax rate for the year (based on profit before amortisation of goodwill and before profits/losses on sale of businesses) is expected to be 23.9%.

The Group generated £258m of free cash flow in the period before acquisitions, disposals and dividends (2002: £226m). Net debt has been reduced from £2.1bn at 31 March 2003 to £1.5bn at 30 September 2003.

Argos Retail Group

ARG has made further excellent progress. Profit at Argos was up 27% and our strategy for Homebase is firmly on track.

Argos Retail Group

6 months to 30 September	Sales[1] 2003 £m	Sales[1] 2002 £m	Operating profit[1] 2003 £m	Operating profit[1] 2002 £m
Argos	**1,390**	1,218	**73.9**	58.0
Homebase[2]	**938**	–	**71.5**	–
Financial Services	**25**	14	**(3.3)**	(6.2)
Wehkamp	**117**	107	**10.9**	10.7
Total	**2,470**	1,339	**153.0**	62.5
Operating margin			**6.2%**	4.7%

1 Excludes discontinued Home shopping and Reality businesses.
2 Homebase sales and operating profit are for the seven month period to 30 September 2003.

Argos Retail Group

The profile of Argos Retail Group (ARG) has changed considerably in the last twelve months with the acquisition of Homebase in December 2002 followed by the disposal of the Home shopping businesses and Reality in May 2003.

Now focused principally on UK general merchandise, ARG is a multi-brand, multi-channel group which is developing an integrated business model. This involves separate customer facing brands supported, wherever appropriate, by a central infrastructure. The latter covers sourcing and supplier management, customer services (including home delivery and contact centres), financial services, multi-channel capabilities and shared services such as IT, finance, human resources and property. A commercial director and a customer services director have recently been appointed to the ARG board from within the group to ensure the delivery of all potential benefits from leveraging ARG's scale and expertise.

Argos

6 months to 30 September	2003 £m	2002[1] £m	Change
Sales	**1,390**	1,218	14%
Operating profit	**73.9**	58.0	27%
Operating margin	**5.3%**	4.8%	

1 Restated to exclude Argos Additions.

Argos

Within an increasingly competitive general merchandise market in the UK, Argos aims to win more customers and a higher share of their spend by offering the most compelling combination of choice, value and convenience. Argos continues to outperform its market and grew share in all of its major categories during the first half.

Operational review

Increased choice

There are an additional 1,300 lines in the current Autumn/Winter catalogue compared to a year ago, bringing the total to 12,700. The new lines are in areas such as furniture, jewellery and consumer electronics. Range extensions in previous catalogues continued to perform well, especially white goods and gifts.

The Argos Extra trial is proceeding well. The current Extra catalogue, which has about 17,000 lines, is available in 11 large stores. It is also in 15 neighbourhood stores, where the Extra range is available within 48 hours, either for collection from store or for home delivery. Latest results are encouraging and Argos Extra will be available in about 35 more stores from January 2004.

Improved value

Argos continues to lower prices, with prices on re-included lines in the current Autumn/Winter catalogue 4% lower on average than last year.

This investment in price is enabled by further progress in Argos' supply chain programme. For example, the new 60,000 square metre central distribution centre in Barton recently became operational. Over time, this will handle all direct imports, making it more efficient for Argos to increase the proportion of direct imports from the current 17% of sales (nearly 1,900 lines in the Autumn/Winter catalogue). About half of the £50m annual supply chain gains expected by March 2006 have been realised to date.

Increased convenience

Argos opened a further 17 stores in the first half, bringing the total to 540. The return on capital from new stores continues to exceed the required hurdle rates. A further 18 stores are planned for the second half, with about 35 in the next financial year. Argos is on track to refurbish all small stores by the end of this financial year.

Argos Direct, the delivery to home operation, grew strongly again. In the first half, it accounted for 23% of total sales, up from 20% in the same period last year. Sales of delivery-only items, such as furniture and widescreen TVs, grew by 35%. Home delivery of items which are also available in-store grew by 22%.

The second two-man delivery warehouse, at Marsh Leys, Bedford, which opened earlier this year is building to capacity.

Argos will have quick pay kiosks in over 220 stores for peak Christmas trading. In those stores where they are present, kiosks process about 7% of sales. This reduces queuing in-store for customers and improves staff efficiency.

4% of Argos' sales in the first half were ordered over the Internet. In addition, 6% of total sales were reserved by customers, either by phone, Internet or text messaging, for later collection in-store.

Financial review

Argos again outperformed in its market. In the first six months of the year, sales at Argos were up by 14%. New stores contributed 7% of this growth, with an increase in like-for-like sales of 7%. Sales grew particularly strongly in consumer electronics, mobile phones, bedding, textiles and toys.

Gross margins at Argos were slightly up in the first half, with continuing supply chain benefits funding the impact of adverse product mix and price reductions.

Operating profit increased by 27%, with a further margin advance to 5.3% (up 0.5%). This reflects the benefits of strong volume growth (both new space and like-for-like). The first half of the year also included the costs of the Argos Extra trial and costs associated with the two new large distribution centres, which are not yet working at full capacity.

OFT update

Argos expects the Office of Fair Trading ("OFT") to make a further announcement on 21 November on its investigation into alleged price fixing agreements. This follows the addition by the OFT of three new witness statements into its original evidence. Argos continues, as it has for the last 12 months, to refute vigorously any suggestion that it has been involved in any anti-competitive activity. The toy market in the UK is very price competitive and Argos prides itself on the great value of its toy offer.

Homebase

7 months to September 2003	2003 £m	2002[1] £m
Sales	**938**	–
Operating profit	**71.5**	–
Operating margin	**7.6%**	

1 In the seven month period to 30 September 2002, Homebase had sales of £899m and operating profit of £77.4m.

Homebase

Homebase is being positioned as the UK's leading home enhancement retailer. Its strategic priorities are to:

- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

Operational review

During the seven months under review, the initial objective was to operate effectively through Homebase's first Easter peak trading period under ARG ownership. Following that, the focus has been on addressing its strategic priorities.

Improve the existing core business

As expected at the time of acquisition, there are significant opportunities to improve retail disciplines.

Customer service is being improved. A major culture change programme has been introduced to improve areas such as customer service. By Easter 2004, all 17,000 staff will have completed training. To date, over 15,000 employees, both in-store and at the centre, have started to participate in this programme.

Stock availability has been improved. On shelf availability at Homebase has been low, due primarily to poor processes. It has been improved in recent months by better stockroom management and benefits deriving from the recently introduced SAP system.

In-store standards are being improved to give consistency across the chain.

Homebase will continue to open new stores. At 30 September 2003, it had 273 stores, having opened two, closed two and relocated two during the first half of the year. For the full year, Homebase plans to open seven stores, close two and relocate three stores.

Enhance and extend its home furnishings offer

The Homebase brand and customer franchise allow it to differentiate itself from its competitors to develop beyond DIY into the long-term growth areas of furniture and homewares. Since acquisition, there has been much progress here.

New kitchen and bathroom ranges have now been rolled out to around 200 stores.

An additional 16 mezzanines were added in the first half, bringing the total to 52. As previously stated, the mezzanine floors provide additional space for kitchens, bathrooms and furniture, give about a 15% uplift in sales and an attractive return on investment. About 15 new mezzanines will be added in the second half.

A new home furnishings range, called miHome, has been trialled in ten stores since September 2003, offering a modern, quality product at very competitive prices. New merchandising techniques and different space allocation have also been trialled on four mezzanine floors since October 2003. Results from both of these initiatives will be incorporated into mezzanine plans for the next financial year.

Leveraging the scale and expertise of ARG

The degree of overlap between Argos and Homebase in products, suppliers and skills means that there are significant gains to be achieved over time by working closely together in many areas.

Supply chain improvements are under way at Homebase. At the time of acquisition, ARG identified at least £20m of annual synergies, primarily from scale benefits and direct importing. At least £5m of savings should be achieved in the current financial year, primarily through terms harmonisation between Argos and Homebase.

Personal loans and a new store card have been launched at Homebase, using the same infrastructure and systems as Argos. Over time, these are expected to drive product sales, especially of big ticket items, by providing Homebase customers with a flexible and competitive credit offer.

Improved home delivery processes have been introduced, reducing customer delivery times and increasing store efficiency. A longer-term solution is being developed building on Argos' expertise.

Financial review

In the seven months to September 2003, Homebase increased its sales by 4%, or 2% on a like-for-like basis. Although in general the DIY market slowed in the second quarter, good sales performances were seen from kitchens, bathrooms and garden. Gross margins were in line with the same period last year.

Operating profit was £71.5m in the seven months to 30 September 2003. This is after additional costs in respect of depreciation and rates, mainly driven by the year-on-year impact of the roll-out of mezzanines, together with costs of change of approximately £3m. A similar cost is expected here in the second half.

Financial Services

6 months to 30 September	2003 £m	2002[1] £m
Sales	**25**	14
Operating loss	**(3.3)**	(6.2)

1 Restated to exclude discontinued home shopping activities

Financial Services

ARG Financial Services works closely with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales. By doing so, it is also building a customer base to which it can cross-sell a range of financial products, such as personal loans and insurance.

The Argos store card continued its strong performance during the first half of the year, funding 9% of Argos sales. The Argos personal loans book more than doubled during the first half. Homebase introduced its personal loan offer in April 2003 and further revenue investment is expected in the second half of the year to support both this and the new Homebase store card, which was launched in October 2003.

At 30 September 2003, the gross loan book at ARG Financial Services was £271m, up from £192m at the beginning of the financial year.

Wehkamp

6 months to 30 September	2003 £m	2002[1] £m	Change at constant FX rates
Sales	**117**	107	(1%)
Operating profit	**10.9**	10.7	(8%)
Operating margin	**9.3%**	10.0%	

1 Restated to exclude discontinued Swedish home shopping activities

Wehkamp

Sales and operating profit at Wehkamp, the leading home shopping brand in Holland, were 1% and 8% lower in euros. This reflects the difficult economy and retail sector in the Netherlands and increased competition in the Dutch home shopping market. Sales through Wehkamp's website continue to grow, reaching 20% of total revenue compared to 14% in the same period last year.

Discontinued activities

On 27 May 2003, GUS announced the disposal for about £590m of its Home shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business. The disposal was unconditional in the United Kingdom. Gross disposal proceeds of £450m have been received and the balance of about £140m is due in May 2006.

Experian

Experian had another successful six months. At constant exchange rates, sales increased by 13% and operating profit by 28%. Experian continued to generate very strong cash flow in the first half.

Experian

6 months to 30 September	Sales 2003 £m	Sales 2002 £m	Operating profit 2003 £m	Operating profit 2002 £m
Experian North America	**365**	355	**93.9**	80.6
Experian International	**273**	223	**51.8**	37.5
Total	**638**	578	**145.7**	118.1
Operating margin			**22.8%**	20.4%

Experian

Experian has a clear global strategy for growth, against which further advances were made in the first half.

Build on core businesses. Experian continues to win new business, including major database contracts in North America and the contract to support the national UK launch of Marks & Spencer's '&more' combined credit and loyalty card. It also continues to gain share in new markets such as Spain.

Sell new solutions. Product innovation is key to Experian in driving growth and winning share. Further investment was made in the first half in R&D and new product development.

Grow by targeted acquisitions. In the financial year to date, Experian has spent over £100m on acquisitions. These build on its core competencies (managing large databases and building specialist analytical solutions), enabling Experian to leverage its assets and skills more widely. Acquisitions bring new data or new products; they take Experian into new geographical or vertical markets; and they strengthen core operations by improving efficiencies.

Experian North America

6 months to 30 September	2003 £m	2002 £m	Change at constant FX rates
Sales	**365**	355	10%
Operating profit	**93.9**	80.6	25%
Of which:			
– Direct business	**70.0**	65.5	15%
– FARES	**23.9**	15.1	69%
Operating margin	**25.7%**	22.7%	

Experian North America

In the first six months, Experian North America generated record sales and profits, with sales up by 10% and operating profit by 25% in dollars.

Operational review

Emerging businesses grew strongly in the first half, including business information, credit solutions, fraud solutions and Consumer Direct. The latter grew sales in the first half by over 60%, accounting for 14% of Experian North America sales. Experian further reinforced its market leadership by becoming the premier provider of consumer credit services to the major Internet portals, including Yahoo, AOL and MSN. At the end of the period, 1.64m consumers used the annual subscription service.

There was good progress on the acquisition and integration of affiliate credit bureaux. During the first half, an additional seven affiliates were purchased, bringing the total to 18 at a cost of $100m.

The Transamerica real estate tax service and flood hazard certification businesses were acquired in early October by FARES, Experian's 20% owned real estate information joint venture. GUS contributed $75m of the total purchase price of $375m. When combined with FARES' existing activities, the acquisition gives market leadership and is expected to deliver annual synergies in excess of $50m over the next 18 months. This acquisition is expected to be a major factor offsetting the impact on the profit of FARES of the current slowdown in the mortgage refinancing market.

Financial review

In dollars, sales in Credit Information and Solutions, which account for nearly 70% of North America sales, together grew by 14%. The main contributions to this growth were from Consumer Direct, the acquisitions of its affiliate bureaux and strength in the mortgage market although, as anticipated, this slowed as the half progressed.

In dollars, sales in Marketing Information and Solutions (nearly 25% of sales) together grew by 3%. Marketing Information sales were lower than last year, affected by continued weakness in the direct marketing industry, especially in the catalogue and retail sectors. However, Experian achieved growth in Marketing Solutions in particular by delivering some large database management projects for clients in the telecommunications, retail and financial services sectors.

Operating profit increased by $30m or 25% to $152m. FARES had a record half, contributing $16m of this growth. It benefited from the exceptionally strong mortgage market and has now begun to reduce cost levels as this slows.

Excluding FARES, operating profit grew by 15%, expanding the operating margin by 0.8% to 19.2%. Although there were significant increases in cost categories such as information security, insurance and healthcare, tight controls over all other costs remained in place.

Sales for Experian North America
$ million
6 months to 30 September

- Credit - Information
- Credit - Solutions
- Marketing - Information
- Marketing - Solutions
- Outsourcing


537
591
02
03

Experian International

6 months to 30 September	2003 £m	2002 £m	Change at constant FX rates
Sales	**273**	223	18%
Operating profit	**51.8**	37.5	36%
Operating margin	**19.0%**	16.8%	

Experian International

Experian International, which accounts for over 40% of total Experian sales, again generated double-digit growth in sales and profits, with an increase in sales of 18% and operating profit of 36% at constant exchange rates. Acquisitions, net of disposals, contributed 11% to sales growth. Underlying sales in the UK continued to grow at double-digit rates.

Operational review

Experian International won two significant multi-year, multi-million pound account processing contracts, one renewing a four-year partnership with Morgan Stanley and the other a five-year contract supporting Marks & Spencer in the national launch of its '&more' combined credit and loyalty card. Experian has a unique range of services which enable a complex project such as the '&more' launch. This included the conversion of 2.6m accounts from store cards to combined credit and loyalty cards during the month of October.

There has been good progress in integrating recent acquisitions, including Nordic Info Group and Experian-Scorex. Both are delivering the financial and operational benefits expected at the time of acquisition. The integration of Experian-Scorex has created a global decision solutions company. Experts in each region, supported by global product development, consultancy and marketing give Experian-Scorex consistent products, greater global knowledge and most importantly speed to market across the world. For example, Experian-Scorex is helping financial institutions with their obligations under the Basel II Capital Accord.

Financial review

Excluding acquisitions and disposals, sales of Credit Information and Credit Solutions together grew by 12%. This was driven by strong growth in consumer lending in the UK, by high demand for value-added products throughout the region and for credit information in Spain and France in particular.

Sales of Marketing Information and Marketing Solutions together grew by 17%. Despite a difficult background in the direct marketing industry in the UK, Experian drove growth outside its core financial services clients, especially in insurance and business-to-business marketing.

In Outsourcing, excluding the previously anticipated completion of a three-year contract with one client in France, underlying sales were up 2% (down 7% including this contract last year). Experian continued to win contracts in business process outsourcing, call centres and card processing, especially in France, for clients including Credit Lyonnais.

At constant exchange rates, operating profit at Experian International increased by 36% in the first half, with the margin increase driven almost equally by first time contributions from acquisitions and by progress in the underlying business, especially changing mix and cost reduction efforts. Experian International has also been rationalising underperforming activities, such as outplacement in Holland and cheque printing in France.

Sales for Experian International
£ million
6 months to 30 September

- Credit - Information
- Credit - Solutions
- Marketing - Information
- Marketing - Solutions
- Outsourcing


273
223
02
03

Burberry

Burberry increased sales by 17% and operating profit by 21% at constant exchange rates.

Burberry

6 months to 30 September	2003 £m	2002 £m	Change at constant FX rates
Sales	**321**	274	17%
Operating profit	**66.9**	55.1	21%
Operating margin	**20.8%**	20.1%	

Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea.

Burberry

GUS has a majority stake in Burberry Group plc and the following is an abridged version of the latter's Interim Results announcement released on 18 November 2003.

Burberry performed strongly over the first half, both in terms of financial results and strategic progress. This was despite challenging macro-economic, political and health-related factors. It continued to drive the business through implementing its key growth strategies by product, region and channel.

Operational review

By product

Burberry enjoyed progress in all major product categories, with the fastest growth in menswear, reflecting design and merchandising efforts. Womenswear showed continued strength across its product range. With the softness in travel and tourist related sales, which affected the luxury goods industry generally, accessories' share of the sales mix was broadly unchanged, in line with expectations. Burberry Brit, the new fragrance, was launched in the US and Europe during early Autumn, generating a strong response from consumers.

By region

Burberry continues to extend its global reach, opening, often with partners, six more outlets in China, a store in Kuwait and from early 2004, a second store in Tokyo and a first in Moscow.

Throughout the first half, the US was consistently the best performing market. Sales growth in Spain resumed, reflecting repositioning efforts in that market. Effective September 2003, Burberry assumed the direct role of managing and monitoring the non-apparel licensees in Japan. Other European and Asian markets generally experienced varying degrees of recovery during the first half.

By distribution channel

Retail sales increased 25% in the first half (20% on an underlying basis), driven primarily by new stores. Burberry opened three stores in the first half, including Milan, its first in Italy. At 30 September 2003, Burberry operated 136 retail locations. A further six openings are scheduled for the second half of the year.

Wholesale revenues increased by 14% during the half (13% on an underlying basis), driven by double-digit gains for the Autumn/Winter 2003 season. On the basis of the orders received to date, Burberry anticipates mid to high single-digit sales growth for the Spring/Summer 2004 season.

Licensing revenues in the first half increased by 13% (15% underlying), reflecting increases in certain royalty rates and single-digit volume gains in Japan, as well as strong sales gains by global product licensees including fragrances, eyewear and children's apparel.

Financial review

Total sales in the first half increased by 17%, or by 16% on an underlying basis. At constant exchange rates, operating profit increased by 21% to £66.9m. Gross margin at 55.6% was stable while the expense ratio improved, reflecting focused cost control and expense leverage. Operating margin expanded from 20.1% to 20.8%.

Other businesses

South African Retailing

6 months to 30 September	**2003 £m**	2002 £m	Change at constant FX rates
Sales	**73**	54	6%
Operating profit	**19.8**	13.8	11%
Operating margin	**27.0%**	25.6%	

Other

6 months to 30 September	Operating profit/(loss) **2003[1] £m**	2002 £m
Property	**15.0**	12.6
Finance	–	4.0
gusco.com	–	(1.4)
Central costs	**(9.8)**	(9.2)

1 As previously announced, from 1 April 2003, the results of the Finance Division and gusco.com have been included in central costs as they are so small.

South African Retailing

As stated in May 2003, GUS intends, subject to market conditions, to arrange a partial IPO for its South African Retailing business on the JSE Securities Exchange during calendar 2004. This process is on track. The business operates 399 Lewis furniture stores, 45 Best Electric stores and offers consumer insurance and related financial services.

Sales in rand increased by 6% in the first half, driven by further improvements in the merchandise offers and marketing strategies, together with better economic conditions. Consumer confidence in South Africa has improved during the last six months with reductions in taxes and lower inflation and interest rates.

Operating profit in rand grew by 11%, with a further 1.4% improvement in the operating margin. Growth in financial services, lower repossession losses and ongoing cost saving initiatives all contributed to this very healthy performance. The business also produced strong cash flow.

The rand strengthened in the first half of the year from an average rate of £1=R15.8 in 2002 to R12.2 in 2003. This increased reported sales by £17m and operating profit by £4.5m. The rate at 30 September 2003 was £1=R11.6 (2002: R16.5).

Property

The joint venture with The British Land Company plc had a successful first half. It sold a further 15 properties, raising £48m, which was used to repay borrowings. GUS' 50% share of operating profit was ahead of the same period last year, as gains on disposal were achieved due to the general upturn in the retail property market. Increasing rents from the remaining portfolio offset the fall in rental income from sold properties. At 30 September 2003, the portfolio of 104 properties was valued at £761m. GUS' investment in the joint venture, including its loans to the venture, was £192m.

After the period end, GUS has sold its equity stake in the joint venture for £120m. In addition, outstanding loans by GUS to the joint venture have been fully repaid. It is anticipated that an exceptional loss of approximately £5m will be booked in the second half of the year to reflect this transaction.

Central costs

The wind down of the General Guarantee Finance loan book was largely completed by 31 March 2003, and all securitised debt repaid by that date. At 30 September 2003, GGF's outstanding advances, net of provisions, were £24m. MyPoints Europe, the only remaining investment in gusco.com, was sold in September 2003.

Interest costs
Interest costs were £14m higher than last year. This largely reflects the acquisition of Homebase (£22m increase in interest costs), partly offset by the interest benefit arising on the proceeds from the disposal of the Home shopping businesses (£8m).

Exceptional items

6 months to 30 September	2003 £m	2002 £m
Net profit on partial IPO of Burberry	–	139.3
Loss on sale of businesses	**(15.6)**	(1.3)
Total (charge)/profit	**(15.6)**	138.0

Exceptional items
During the first half, the exceptional costs related to the sale of the Home shopping businesses. The total sum of £15.6m is made up of £10.9m from the write-off of goodwill on businesses that formed part of the activities sold and £4.7m from transaction and other related costs.

Cash flow and net debt
The Group's free cash flow during the first half was £258m, compared to £226m in the same period last year. After the payment of dividends, acquisitions and disposals, there was a net cash inflow of £503m for the first half, compared to £120m in the same period last year. Net debt was £1,513m at 30 September 2003.

Summary
Our aim at GUS is to maximise value for shareholders over time by focusing on businesses that have above average growth prospects and are capable of achieving leadership positions in their respective markets.

During the first half of the financial year we have made further excellent progress in pursuit of this aim. All three of our major businesses have reported record results and have continued to make strong progress, strategically and operationally.

Although we face some challenging market conditions in the second half of the year, we remain confident in the outlook for GUS.



John Peace
Group Chief Executive
20 November 2003

Group profit and loss account

for the six months ended 30 September 2003	Six months to 30.9.03 Before Exceptional Items £m	Six months to 30.9.03 Exceptional Items (Note 3) £m	Six months to 30.9.03 Total £m	Six months to 30.9.02 £m	Year to 31.3.03 £m
Turnover	**3,771**	–	**3,771**	3,038	7,146
Continuing operations	**3,502**	–	**3,502**	2,247	5,473
Discontinued operations	**269**	–	**269**	791	1,673
Cost of sales	**(2,137)**	–	**(2,137)**	(1,718)	(4,130)
Gross profit	**1,634**	–	**1,634**	1,320	3,016
Net operating expenses before goodwill charge	**(1,285)**	–	**(1,285)**	(1,105)	(2,408)
Goodwill charge	**(91)**	–	**(91)**	(56)	(162)
Net operating expenses	**(1,376)**	–	**(1,376)**	(1,161)	(2,570)
Operating profit	**258**	–	**258**	159	446
Continuing operations	**258**	–	**258**	145	430
Discontinued operations	–	–	–	14	16
Share of operating profit of BL Universal PLC (joint venture)	**15**	–	**15**	13	26
Share of operating profit of associated undertakings	**26**	–	**26**	19	44
Trading profit	**299**	–	**299**	191	516
Profit on Initial Public Offering of Burberry – continuing operations	–	–	–	161	161
Disposal of Home Shopping and Reality businesses – discontinued operations:					
Provision for loss on disposal	–	–	–	–	(210)
Realised loss on disposal	–	**(226)**	**(226)**	–	–
Less: utilisation of provision	–	**210**	**210**	–	–
	–	**(16)**	**(16)**	–	–
Loss on sale of other businesses – continuing operations	–	–	–	(1)	–
Profit on ordinary activities before interest	**299**	**(16)**	**283**	351	467
Net interest	**(36)**	–	**(36)**	(22)	(58)
Profit on ordinary activities before taxation	**263**	**(16)**	**247**	329	409
Tax on profit on ordinary activities					
– UK			**(62)**	(36)	(95)
– Overseas			**(23)**	(18)	(46)
			(85)	(54)	(141)
Profit on ordinary activities after taxation			**162**	275	268
Equity minority interests			**(10)**	(7)	(17)
Profit for the period			**152**	268	251
Dividends			**(80)**	(68)	(232)
Retained profit for the period			**72**	200	19
Profit before amortisation of goodwill, exceptional items and taxation – £m			**354**	247	642
Earnings per share					
– Basic			**15.3p**	26.9p	25.1p
– Diluted			**15.2p**	26.7p	25.0p
Earnings per share before amortisation of goodwill and exceptional items					
– Basic			**26.0p**	18.0p	47.8p
– Diluted			**25.7p**	17.8p	47.5p
Dividend per share			**8.0p**	6.9p	23.3p

Statement of total recognised gains and losses

for the six months ended 30 September 2003	**Six months to 30.9.03 £m**	Six months to 30.9.02 £m	Year to 31.3.03 £m
Profit for the period	**152**	268	251
Revaluation of properties	**3**	7	15
Currency translation differences	**46**	31	71
Total recognised gains and losses for the period	**201**	306	337

Reconciliation of movement in shareholders' funds

for the six months ended 30 September 2003	**Six months to 30.9.03 £m**	Six months to 30.9.02 £m	Year to 31.3.03 £m
Profit for the period	**152**	268	251
Dividends – Interim	**(80)**	(68)	(68)
– Final	**–**	–	(164)
	72	200	19
Goodwill on disposals	**11**	3	19
Shares issued under option schemes	**20**	–	3
Shares cancelled on purchase	**–**	–	(1)
Revaluation of properties	**3**	7	15
Currency translation differences	**46**	31	71
	152	241	126
Opening shareholders' funds	**2,543**	2,417	2,417
Closing shareholders' funds	**2,695**	2,658	2,543

Analysis of net borrowings

at 30 September 2003	**30.9.03 £m**	30.9.02 £m	31.3.03 £m
Cash and other liquid resources	**341**	213	283
Debt due within one year	**(177)**	(569)	(678)
Finance leases	**(16)**	(9)	(19)
Debt due after more than one year	**(1,661)**	(828)	(1,672)
Net debt at end of period	**(1,513)**	(1,193)	(2,086)
Non-recourse borrowings	**–**	(83)	–
Net borrowings at end of period	**(1,513)**	(1,276)	(2,086)

Group balance sheet

at 30 September 2003	**30.9.03 £m**	30.9.02 £m	31.3.03 £m
Fixed assets			
Goodwill	**2,388**	1,530	2,436
Other intangible assets	**174**	181	178
Tangible assets	**1,064**	884	1,043
Investment in joint venture	**192**	205	210
Other investments	**118**	132	128
	3,936	2,932	3,995
Current assets			
Stocks	**757**	650	853
Debtors – due within one year	**1,083**	1,777	1,803
– due after more than one year	**450**	212	265
– total	**1,533**	1,989	2,068
Securitised receivables	**–**	145	–
Less: non-recourse borrowings	**–**	(83)	–
	–	62	–
Investments	**126**	62	109
Bank balances and cash	**365**	262	243
	2,781	3,025	3,273
Creditors			
Amounts due within one year	**(1,983)**	(2,180)	(2,699)
Net current assets	**798**	845	574
Total assets less current liabilities	**4,734**	3,777	4,569
Creditors – amounts due after more than one year	**(1,788)**	(908)	(1,791)
Provisions for liabilities and charges	**(147)**	(123)	(138)
Net assets	**2,799**	2,746	2,640
Capital and reserves			
Called up share capital	**253**	252	252
Share premium account	**25**	3	6
Revaluation reserve	**115**	126	131
Profit and loss account	**2,302**	2,277	2,154
Shareholders' funds	**2,695**	2,658	2,543
Minority interests	**104**	88	97
Capital employed	**2,799**	2,746	2,640

Group cash flow statement

for the six months ended 30 September 2003	**Six months to 30.9.03 £m**	Six months to 30.9.02 £m	Year to 31.3.03 £m
Cash flow from operating activities			
Operating profit	**258**	159	446
Depreciation and amortisation charges	**240**	168	407
Change in working capital	**(53)**	(50)	7
	445	277	860
Dividends received from associated undertakings	**31**	12	24
Returns on investments and servicing of finance	**(17)**	19	(11)
Taxation	**(60)**	(57)	(141)
Capital expenditure	**(158)**	(165)	(329)
Financial investment	**13**	(25)	(13)
Acquisition of subsidiaries	**(49)**	(150)	(1,241)
Disposal of subsidiaries	**445**	243	239
Dividends paid	**(164)**	(151)	(220)
Cash inflow/(outflow) before management of liquid resources and financing	**486**	3	(832)
Management of liquid resources	**54**	(27)	(134)
Financing – issue of shares	**20**	–	3
– purchase of own shares for cancellation	**–**	–	(1)
– change in debt and lease financing	**(449)**	39	934
Increase/(decrease) in cash	**111**	15	(30)

Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash	**111**	15	(30)
Cash outflow/(inflow) from movement in debt and lease financing	**449**	(39)	(934)
Cash (inflow)/outflow from movement in liquid resources	**(54)**	27	134
Movement in net debt resulting from cash flows	**506**	3	(830)
Loans and finance leases acquired with subsidiary	**–**	–	(2)
New finance leases	**(3)**	(1)	(7)
Exchange movements	**70**	89	37
Movement in net debt	**573**	91	(802)
Net debt at beginning of period	**(2,086)**	(1,284)	(1,284)
Net debt at end of period	**(1,513)**	(1,193)	(2,086)

Divisional analysis

for the six months ended 30 September 2003	Turnover			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.03	30.9.02 (Restated) (Note 2)	31.3.03 (Restated) (Note 2)	**30.9.03**	30.9.02 (Restated) (Note 2)	31.3.03 (Restated) (Note 2)
	£m	£m	£m	**£m**	£m	£m
Argos Retail Group						
Continuing operations:						
Argos	**1,390**	1,218	3,048	**73.9**	58.0	240.8
Homebase*	**938**	–	251	**71.5**	–	2.2
Financial Services	**25**	14	34	**(3.3)**	(6.2)	(13.1)
Wehkamp	**117**	107	228	**10.9**	10.7	19.9
	2,470	1,339	3,561	**153.0**	62.5	249.8
Discontinued operations	**269**	791	1,673	**–**	13.7	35.3
	2,739	2,130	5,234	**153.0**	76.2	285.1
Experian						
Experian North America	**365**	355	718	**93.9**	80.6	171.5
Experian International	**273**	223	483	**51.8**	37.5	84.9
	638	578	1,201	**145.7**	118.1	256.4
Burberry	**321**	274	594	**66.9**	55.1	116.7
South African Retailing	**73**	54	114	**19.8**	13.8	31.8
Property	**–**	–	–	**15.0**	12.6	25.9
Central activities	**5**	9	18	**(9.8)**	(6.6)	(15.4)
Inter-divisional turnover (principally Experian)	**(5)**	(7)	(15)			
	3,771	3,038	7,146	**390.6**	269.2	700.5
Net interest				**(36.2)**	(22.4)	(58.1)
Profit before amortisation of goodwill, exceptional items and taxation				**354.4**	246.8	642.4
Amortisation of goodwill (Note 2)				**(91.4)**	(56.0)	(142.9)
Exceptional items (Note 3)				**(15.6)**	138.0	(90.1)
Profit before taxation				**247.4**	328.8	409.4

* The results of Homebase for the current period are in respect of the seven months to 30 September 2003.

Geographical analysis

for the six months ended 30 September 2003	Turnover			Divisional profit		
	Six months to		Year to	Six months to		Year to
	30.9.03	30.9.02	31.3.03	**30.9.03**	30.9.02	31.3.03
	£m	£m	£m	**£m**	£m	£m
United Kingdom & Ireland	**2,876**	2,246	5,338	**229.4**	135.9	416.8
Continental Europe	**337**	286	669	**32.4**	25.2	47.1
North America	**434**	411	860	**98.5**	83.6	185.8
Rest of World	**124**	95	279	**30.3**	24.5	50.8
	3,771	3,038	7,146	**390.6**	269.2	700.5

Notes to the interim financial statements

for the six months ended 30 September 2003

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2003 and 30 September 2002 and the audited results for the twelve months ended 31 March 2003. The financial information for the twelve months ended 31 March 2003 has been extracted from the Group's statutory financial statements for that year. The interim financial statements are unaudited and do not constitute statutory accounts but have been formally reviewed by the auditors and their report is set out on page 23.

2. Divisional analysis

On 27 May 2003 the Group announced the disposal of its Home Shopping and Reality businesses and, accordingly, the results of these operations are classified as discontinued. To give an indication of ongoing profitability, continuing and discontinued operations are now separately reported within the results of Argos Retail Group with comparative figures restated. As the completion statements in respect of the sold businesses are still subject to agreement, the profits and losses of the discontinued operations for the current period will be reported in the Group's statutory financial statements for the year to 31 March 2004. The results of the discontinued operations in the comparative periods are analysed below:

	Turnover		Profit before taxation	
Discontinued operations	Six months to 30.9.02 £m	Year to 31.3.03 £m	Six months to 30.9.02 £m	Year to 31.3.03 £m
Argos	66	144	(5.9)	(2.6)
Home Shopping UK & Ireland	704	1,482	9.5	15.4
Financial Services	–	–	8.4	17.7
Home Shopping Continental Europe	21	47	1.7	4.8
	791	1,673	13.7	35.3

Comparative figures for Homebase for the year ended 31 March 2003 cover the post acquisition period from 20 December 2002.

As previously announced, from 1 April 2003 the results for the Finance Division and gusco.com are reported within Central activities, which also includes Central costs. Comparative figures have been restated. For the six months ended 30 September 2002 and the year ended 31 March 2003 respectively, turnover of £9m and £18m and profits of £4.0m and £6.6m for the Finance Division, and losses of £1.4m and £2.7m in respect of gusco.com, are included within Central activities.

	Six months to		Year to
The amortisation of goodwill is analysed as follows:	**30.9.03 £m**	30.9.02 £m	31.3.03 £m
Argos Retail Group	**63**	44	99
Experian	**24**	9	38
Burberry	**4**	3	6
	91	56	143

There was a further goodwill charge of £19m in the year ended 31 March 2003 which related to goodwill, previously written off to reserves, on the closure of Innovations.

for the six months ended 30 September 2003

3. Exceptional items

	Six months to 30.9.03 £m	Six months to 30.9.02 £m	Year to 31.3.03 £m
Exceptional items comprise:			
Continuing operations			
Profit on Initial Public Offering of Burberry	–	161	161
Cost of employee share schemes in connection with the Initial Public Offering of Burberry	–	(22)	(22)
	–	139	139
Loss on sale of businesses	–	(1)	–
	–	138	139
Discontinued operations			
Disposal of Home Shopping and Reality businesses:			
Provision for loss on disposal	–	–	(210)
Realised loss on disposal	**(226)**	–	–
Less: utilisation of provision	**210**	–	–
	(16)	–	–
	(16)	–	(210)
Impairment of goodwill	–	–	(19)
	(16)	–	(229)
Exceptional (charge)/profit	**(16)**	138	(90)

The disposal of Home Shopping and Reality businesses was announced on 27 May 2003. The provision for loss on disposal charged in the year ended 31 March 2003 represented the difference between the sale proceeds of £590m and the net assets sold of approximately £800m, subject to the agreement of the completion statements. The further charge in the six months ended 30 September 2003 relates to professional and other costs associated with the transaction, such as the resulting reorganisation of the Argos Retail Group shared services infrastructure, and the charge of £11m in respect of goodwill previously written off to reserves.

The impairment of goodwill in the year ended 31 March 2003 related to goodwill, previously written off to reserves, on the closure of Innovations.

4. Taxation

The effective rate of tax, before amortisation of goodwill, loss on sale of businesses and the profit, in the comparative period, on the Initial Public Offering of Burberry, is based on the estimated tax charge for the full year at a rate of 23.9% (2003 full year: 22.7%).

5. Foreign currency

	Average			Closing		
	Six months to 30.9.03	Six months to 30.9.02	Year to 31.3.03	30.9.03	30.9.02	31.3.03
The principal exchange rates used were as follows:						
US dollar	**1.62**	1.51	1.55	**1.66**	1.57	1.58
Euro	**1.43**	1.59	1.55	**1.43**	1.59	1.45
South African rand	**12.16**	15.76	14.89	**11.59**	16.52	12.48

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

Notes to the interim financial statements

for the six months ended 30 September 2003

6. Basic and diluted earnings per share	Six months to 30.9.03 pence	30.9.02 pence	Year to 31.3.03 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**26.0**	18.0	47.8
Effect of amortisation of goodwill	**(9.1)**	(5.6)	(14.3)
Effect of exceptional items	**(1.6)**	14.5	(8.4)
Basic earnings per share	**15.3**	26.9	25.1

The calculation of basic earnings per share is based on profit for the period divided by the weighted average number of Ordinary shares in issue during the period. Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

	Six months to 30.9.03 £m	30.9.02 £m	Year to 31.3.03 £m
Earnings before amortisation of goodwill and exceptional items	**259**	179	476
Effect of amortisation of goodwill	**(91)**	(56)	(142)
Effect of exceptional items	**(16)**	145	(83)
Profit for the period	**152**	268	251

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

	30.9.03 m	30.9.02 m	31.3.03 m
Weighted average number of Ordinary shares in issue during the period*	**997.1**	995.7	995.9
Dilutive effect of options outstanding	**8.9**	8.3	7.3
Diluted weighted average number of Ordinary shares in issue during the period	**1,006.0**	1,004.0	1,003.2

* Excluding those held by The GUS ESOP Trust, The GUS ESOP Trust No. 2 and The GUS ESOP Trust No. 3.

7. Dividend

The interim dividend will be paid on 6 February 2004 to shareholders on the Register at the close of business on 9 January 2004.

8. Directors' responsibilities

The maintenance and integrity of the GUS plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibilities for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Independent review report to GUS plc

Introduction

We have been instructed by GUS plc to review the financial information of GUS plc and its subsidiaries ("the Group"), which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the analysis of net borrowings, the Group balance sheet, the Group cash flow statement, the divisional analysis, the geographical analysis and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for GUS plc for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Manchester

20 November 2003

Shareholder information

Registrar
Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 600 3987). In addition, Lloyds TSB Registrars offer a range of shareholder information on line at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Share price information
The latest GUS share price is available on Ceefax and also on the Financial Times Cityline Service (telephone: 0906 843 2740 (calls charged at 60p per minute)).

Internet
A full range of investor relations information on GUS, including London Stock Exchange announcements, latest share price, dividend history and downloadable registrar forms, is available at www.gusplc.com. A webcast of the interim results presentation given to analysts and fund managers by John Peace (Group Chief Executive), David Tyler (Group Finance Director), Terry Duddy (Chief Executive, Argos Retail Group) and John Saunders (Chief Executive, Experian International), together with the slides accompanying that presentation, can be found on the website. A full copy of the interim announcement, sent to the London Stock Exchange on 20 November 2003, can also be viewed on the website.

Dividend Reinvestment Plan
The GUS Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends to purchase GUS shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the interim dividend to be paid on 6 February 2004, should return a completed and signed DRIP mandate form to be received by the Registrars, by no later than 16 January 2004. For further details, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 241 3018).

Share dealing facility
Existing or potential investors can buy or sell GUS shares using a postal dealing service provided by Cazenove & Co., whose contact details are:
Cazenove & Co., 20 Moorgate, London, EC2R 6DA (telephone: 020 7155 5155).

Financial calendar

Interim dividend record date	9 January 2004
Third quarter trading update	15 January 2004
Interim dividend to be paid	6 February 2004
Second half trading update	15 April 2004
Preliminary announcement of results for the year to 31 March 2004	25 May 2004
Annual General Meeting	21 July 2004

Registered office
GUS plc
Universal House
Devonshire Street
Manchester
M60 1XA

Design and production by **Accrue***

The paper used for this report uses ECF (Elemental Chlorine Free) pulps supplied by manufacturers with environment-friendly and sustainable reforestation policies. The report has been printed using soya-based inks and the printing process conforms to ISO 14001.

GUS

GUS (Corporate Office)
One Stanhope Gate
London W1K 1AF
United Kingdom
T 44 (0)20 7495 0070
F 44 (0)20 7495 1567
www.gusplc.com

GUS (Registered Office)
Universal House
Devonshire Street
Manchester M60 1XA
United Kingdom

Experian North America
475 Anton Blvd
Costa Mesa
CA 92626 - 7036
United States
T 1 (1) 714 830 7000
F 1 (1) 714 830 2449
www.experian.com

Experian International
Talbot House
Talbot Street
Nottingham NG80 1TH
United Kingdom
T 44 (0)115 941 0888
F 44 (0)115 934 4905
www.experian.com

Argos Retail Group
489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes
MK9 2NW
United Kingdom
T 44 (0)1908 690333
F 44 (0)1908 692301

Burberry
18-22 Haymarket
London SW1Y 4DQ
United Kingdom
T 44 (0)20 7968 0000
www.burberry.com

experian Argos HOMEBASE BURBERRY Lewis Wehkamp

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 21/11/2003

RNS Number:3495S
GUS PLC
21 November 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 269,179 Ordinary shares of 25p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 24/11/2003

RNS Number:4087S
GUS PLC
24 November 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 262,123 Ordinary shares of 25p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017
REG-GUS PLC Additional Listing Released: 25/11/2003

RNS Number:4593S
GUS PLC
25 November 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 264,026 Ordinary shares of 25p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

GUS Holdings Limited and its parent company, GUS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the holding of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Name	Shares Held
GUS Holdings Limited	337,472,564

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

50,000,000

8. Percentage of issued class

10%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

24 November 2003

11. Date company informed

25 November 2003

12. Total holding following this notification

337,472,564

13. Total percentage holding of issued class following this notification

67.48%

14. Any additional information

None

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin - Assistant Company Secretary

Date of notification

26 November 2003

Exemption number 82-5017
RNS Number:5318S
GUS PLC
26 November 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 265,516 Ordinary shares of 25p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

RNS Number:5617S
GUS PLC
27 November 2003

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED

27 November 2003

Exercise of Over-Allotment Option in respect of placing of ordinary shares in Burberry Group plc ("Burberry")

Further to the announcement dated 19 November 2003 of the placing ("the Placing") of 50 million ordinary shares in Burberry by GUS plc ("GUS"), GUS is pleased to announce that Merrill Lynch International has exercised the over-allotment option granted to it in respect of the Placing, resulting in the sale of an additional 7.5 million ordinary shares in Burberry by GUS. These shares are being sold in connection with allocations of shares which have already been made to institutional investors as part of the Placing. Following the exercise of the over-allotment option, GUS' remaining shareholding in Burberry is approximately 66%. GUS has agreed not to sell further shares in Burberry for 360 days from the closing of the Placing (which was 24 November 2003).

Enquiries:

GUS 0207 495 0070

David Tyler
Fay Dodds

Merrill Lynch International 0207 628 1000

Bob Wigley
Paul Baker
Mark Brooker

Finsbury 0207 251 3807
Rupert Younger
Rollo Head

This announcement has been issued by GUS plc and is the sole responsibility of GUS plc. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any jurisdiction in which such an offer is unlawful. The shares which are

the subject of the Placing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of the shares referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International and Morgan Stanley Securites Limited are acting for GUS plc in connection with the Placing and no one else and will not be responsible to anyone other than GUS plc for providing the protections offered to their clients nor for providing advice in relation to the above transaction.

Stabilisation/FSA.

Exemption number 82-5017

RNS Number:5905S
GUS PLC
27 November 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 265,869 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 66,467 shares to be issued under the 1998 Approved Share Option Scheme and 199,402 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017
RNS Number:6178S

28 November 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 264,288 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 66,072 shares to be issued under the 1998 Approved Share Option Scheme and 198,216 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Commission No.: 82 5017

GUS

Ref: PGC/19rns03

28 November 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	562415
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc has received notification that Terry Duddy, a director of the Company, has today exercised options in respect of 81,737 Ordinary shares in the Company granted on 7 August 2000 at a price of 428.2p per share. Following this exercise, Mr Duddy sold those 81,737 shares at a price of 747.8315p per share.

Exemption number 82-5017

RNS Number:6840S
GUS PLC
01 December 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 266,666 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 66,666 shares to be issued under the 1998 Approved Share Option Scheme and 200,000 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

RNS Number:7315S
GUS PLC
02 December 2003

GUS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 264,113 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 66,029 shares to be issued under the 1998 Approved Share Option Scheme and 198,084 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

RNS Number:7992S
GUS PLC
03 December 2003

GUS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 261,011 Ordinary shares of 25p each under the North America Qualified Employee Stock Purchase Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

RNS Number:8256S
Burberry Group PLC
03 December 2003

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Burberry Group plc

2. Name of shareholder having a major interest
GUS Holdings Limited and its parent company, GUS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the holding of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Name	Shares Held
GUS Holdings Limited	329,972,564

5. Number of shares / amount of stock acquired
Not applicable

6. Percentage of issued class
Not applicable

7. Number of shares / amount of stock disposed
7,500,000

8. Percentage of issued class
1.5%

9. Class of security
Ordinary Shares of 0.05p each

10. Date of transaction
27 November 2003

11. Date company informed
2 December 2003

12. Total holding following this notification
329,972,564

13. Total percentage holding of issued class following this notification

65.97%

14. Any additional information
None

15. Name of contact and telephone number for queries
Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification
Raj Bhasin - Assistant Company Secretary

Date of notification
3 December 2003

Examination No 625017

GUS

Ref: PGC/klf

3 December 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach 9 Block Listing returns in respect of schemes where there is a nil balance remaining and should be grateful if you would arrange for the release of these on the Regulatory News Service under the various numbers indicated. A copy of this letter is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	800607

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 23 JULY 2003 RE 278,842 SHARES))
3.	Period of return:	From 23.07.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	278,842 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	278,842 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET MANCHESTER M60 1XA
Telephone:	0870 836 4064	

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 074407

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 24 JULY 2003 RE 283,587 SHARES))
3.	Period of return:	From 24.07.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	283,587 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	283,587 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	643890

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 25 JULY 2003 RE 283,687 SHARES))
3.	Period of return:	From 25.07.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	283,687 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	283,687 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET MANCHESTER M60 1XA
Telephone:	0870 836 4064	

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	527383

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 28 JULY 2003 RE 274,348 SHARES))
3.	Period of return:	From 28.07.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	274,348 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	274,348 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET MANCHESTER M60 1XA
Telephone:	0870 836 4064	

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 688972

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 24 NOVEMBER 2003 RE 269,179 SHARES))
3.	Period of return:	From 24.11.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	269,179 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	269,179 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: 

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	240328

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 9 JULY 2003 RE 291,120 SHARES))
3.	Period of return:	From 09.07.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	291,120 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	291,120 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 100230

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 29 JULY 2003 RE 270,635 SHARES))
3.	Period of return:	From 29.07.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	270,635 ORDINARY SHARES
5.	Number of shares issued/allotted under *scheme during period:*	270,635 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 242650

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 30 JULY 2003 RE 270,087 SHARES))
3.	Period of return:	From 30.07.03 to 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	270,087 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	270,087 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	102230

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 1 AUGUST 2003 RE 274,066 SHARES))
3.	*Period of return:*	*From* 01.08.03 *to* 03.12.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	274,066 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	274,066 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,013,379,406 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

